
2,300
COMPLETED CLINICAL TRIALS
/
1
COMMITMENT
PRA INTERNATIONAL
2004
ANNUAL REPORT
pra
PRA International

23

THERAPEUTIC AREAS

1.

COMMITMENT




68
COUNTRIES
/
1
COMMITMENT


550,000 / 1
CLINICAL TRIAL PATIENTS ENROLLED
COMMITMENT


5
57


14,000
DRUG SAFETY CASES PROCESSED
1
COMMITMENT

1

COMPANY

/

1

COMMITMENT

RANCE℠

ND OUR REPUTATION ON A

EVERY PROJECT. A GLOBAL

, BREADTH AND DEPTH OF

L COUNTRY KNOWLEDGE,

ND A COMPANY-WIDE DEDICATION

NCE DIFFERENCE.

COMMITMENT: PROJECT ASSU

WE HAVE BUILT OUR BUSINESS A
COMMITMENT TO THE SUCCESS O
STANDARDIZED INFRASTRUCTURE
THERAPEUTIC EXPERTISE, LOCA
ENGAGED SENIOR MANAGEMENT A
ADD UP TO THE PROJECT ASSUR

FINANCIAL HIGHLIGHTS

($ IN MILLIONS)

	2002	2003	2004
Service Revenue	176.4	247.9	277.5
Operating Income	16.0	31.0	36.4
Net Income	5.6	13.2	20.7
Earnings per Share			
Basic	0.37	0.83	1.13
Diluted	0.32	0.71	1.02
Backlog	327.0	360.6	448.8
New Business Awards	287.7	317.4	427.4
Cash & Marketable Securities	15.8	32.3	90.4
Total Assets	254.5	298.6	337.3
Total Equity	59.1	74.6	150.4
Employees	2,069	2,493	2,533

PRA/04

TO OUR SHAREHOLDERS, CLIENTS AND STAFF:

We at PRA International have pursued a single consistent goal that drives everything we commit to. Simply, we want to be the best clinical development organization in the world. In a highly fragmented industry consisting of a handful of large companies and hundreds more emerging and niche providers, our pursuit of this goal has been aggressive and unrelenting. From our origins more than 25 years ago, we have reached the top echelon of the $10 billion contract research services market by understanding and responding to the specialized needs of pharmaceutical and biotechnology companies for rapid patient recruitment, larger patient populations, well-trained investigators and high quality, real-time data capture and analysis.

Along the way, we have registered 23% compound annual growth in service revenue over the last five years and achieved leadership positions in two of the most rigorous and complex therapeutic areas: oncology and central nervous systems. We have attained preferred vendor status with seven major customers. In the last two years, we have collaborated on some of the most complex clinical trials with a majority of the largest pharmaceutical and biotechnology companies. We now have 24 offices in 14 countries to facilitate global clinical trials with faster and greater access to patients, sites and investigators, while delivering the same high quality standards our customers have come to expect.

A quick review of these pages highlights a number of milestones that we have reached toward our goal to be the best. While milestones reveal how far we have come, it is not the culture of our company to become enamored with past accomplishments. Every one of our over 2,500 professionals around the world is committed to being the best for each and every customer. The stakes have never been higher, as we continue to face new challenges in drug development. These factors include the acceleration of drug development outsourcing, a tightening regulatory environment, a renewed emphasis on drug safety and risk management, and intense pressure on pharmaceutical and biotechnology companies to quickly isolate winning molecules that have market potential. We at PRA continue to meet these challenges and offer drug development capabilities to assist our clients in achieving returns on their research and development investments.

CUSTOMER MIX BASED ON 2004 NEW BUSINESS AWARDS


24% SMALL & EMERGING BIOTECHNOLOGY
40% LARGE BIOTECHNOLOGY
9% JAPANESE PHARMACEUTICALS
26% LARGE PHARMACEUTICALS

At the core of our mission to lead the industry is *Project Assurance*℠, a single-minded commitment to exceeding our customers' requirements every time, everywhere. We have featured the details of *Project Assurance* prominently on these pages because it is the cornerstone of everything we do as a company and the primary reason behind our track record of growth and success. In the first part of 2005, our dedication to *The Project Assurance Difference* helped drive the successful achievement of our ISO 9001:2000 registration. This important distinction recognized globally as the guideline for establishing and maintaining an effective quality program, was conferred upon all PRA business units worldwide. At this writing, no other major clinical research organization has achieved ISO 9001:2000 registration across an entire organization, from the design and delivery of each and every service to the continuous improvement of everything we offer our customers, investigators, suppliers and staff.

We were pleased to take on a new commitment during 2004, a commitment to create value for our new shareholders. We have always applied sound business principles to our legacy of scientific excellence, so we believe we were uniquely prepared for the process of going public in November of 2004. The initial public offering was just one more step — a very important one — along the road toward industry leadership for PRA and its shareholders. The proceeds of our initial public offering strengthened our balance sheet, will help fund our ongoing expansion efforts, and our investment in staff development. Our status as a public company enhances our competitive position by raising our profile with existing and potential customers and by assisting with the recruitment and retention of professional staff. The IPO also signaled the arrival of PRA International as an important player in the top tier of the clinical research industry. We are here to stay.

2004 RESULTS AND ACHIEVEMENTS

So where are we on the road to industry leadership? If our 2004 performance was any indication, we have moved into the fast lane and continue to gain speed and momentum. In a book celebrating numbers and milestones, here are a few more to consider from the past year:

- Service revenue of $277.5 million, a 12% increase
- Net income of $20.7 million, a 57% increase
- New business awards of $427.4 million, a 35% increase
- Proposal requests of $1.25 billion, a 25% increase
- 43 new clients added
- Record backlog of $448.8 million, a 25% increase

In addition to our successful IPO and financial performance, PRA took several important steps during 2004 in our quest toward industry leadership. In order to fulfill the patient enrollment demands of complex clinical trials, we took advantage of expanding opportunities in the fast-growing Central and Eastern European markets. We opened a facility in Hungary and made additional investments in personnel and facilities at our offices in Poland and Russia. We established new locations in Taiwan, Singapore, and China to serve as a platform for expansion into key Asian countries, including Japan, Korea, India, Thailand, and the Philippines. To address an expected surge of new compounds out of the pre-clinical phase of drug development, we expanded and modernized our Phase I Clinical Pharmacology Center.

Smooth and efficient geographic expansion was made possible through global implementation of the PRA Management System. While we refer to it as a system, it actually comprises the foundation of our entire global operating platform. It creates an unprecedented level of efficiency and seamlessness throughout our organization by standardizing processes, enhancing our ability to share information and integrating functions at all of our locations. We added a critical piece to the PRA Management System with the September 2004 implementation of our new clinical trials management system.

3 YEARS SERVICE REVENUE AND BACKLOG


448.8
360.6
327.0
277.5
247.9
176.4
2002
2003
2004
BACKLOG
SERVICE REVENUE

($ IN MILLIONS)

Its adoption throughout the organization has been quick and thorough, which improves our ability to closely monitor the progress of complex clinical trials worldwide. The complete success of this project and the tireless efforts of the people responsible for its implementation are highlighted later in this report.

2005 GOALS

At PRA, data is our lifeblood, as it is in every clinical trial. We measure and quantify everything. Gauging our progress toward industry leadership is no exception. We have identified the benchmarks by which we will be measured, and we look forward to our customers and shareholders holding us to the same high standards to which we hold ourselves. We have already delivered on one important goal for 2005: the ISO 9001:2000 registration at all of our locations. Other goals include:

- Implementation of a new customer relationship management system for account management
- Enhancement of capabilities in attractive therapeutic areas and service offering expansion
- Organic service revenue growth of 12-14% and net income growth of 13-15% from 2004
- Selection of a new data management and electronic data capture system
- Continued expansion in Latin America and Asia
- Selection of a new adverse events tracking and reporting system to facilitate the growth of our safety and risk management services

GROWTH STRATEGY

The road map we have used to get us where we are will continue to serve us well toward achieving our goals for 2005 and beyond. We will pursue the opportunities before us by executing on five critical foundations:

LEVERAGE AND BUILD THERAPEUTIC EXPERTISE

We are market leaders in the placement of clinical trials and development programs in the oncology and central nervous system therapeutic areas. We will work to extend our leading positions in these critical areas by capitalizing on our critical mass in therapeutic expertise and customer relationships. In addition, we are gaining momentum in the cardiovascular and respiratory/allergy therapeutic areas, and we plan to expand our capabilities in gastrointestinal and infectious disease. We will continue to develop new therapeutic expertise and complement our existing strengths by attracting additional therapeutic experts and investments in comprehensive scientific training of our staff.

STRATEGIC ACQUISITIONS

We have completed nine acquisitions to date, with a time to integration of less than 100 days. We will actively acquire the skills and relationships that will complement existing service offerings; create and enhance growth platforms in new therapeutic areas and core clinical development services; and expand into critical locations for patient recruitment.

AUGMENT GEOGRAPHIC REACH

Pharmaceutical and biotechnology customers are increasingly demanding the ability to manage complex global trials in multiple locations on a unified platform. The number of companies with the ability to do this is very small. We will continue the progress we made in 2004 toward being everywhere our clients need us to be. We will do this by following the successful growth profile we employed in achieving critical mass in both North America and Europe. To further round out our customer offering, we intend to expand in Latin America and Asia.



EXPAND BREADTH AND DEPTH OF CORE SERVICE OFFERINGS

In the same way we are utilizing proven methods to expand geographically, so too will we build on leadership positions in Phase II and III clinical trials and target compelling growth opportunities in Phase I and IV clinical trials. In 2005, we have already completed the renovation of our Phase I facility and will continue to be acquisitive for an operation in Europe. In 2004, Phase IV post-approval trials were approximately 15% of PRA's service revenue, and we see significant opportunities to expand this business in tandem with the increasing drug safety requirements and vigilance of our industry.

LEVERAGE INFRASTRUCTURE TO IMPROVE OPERATIONAL EFFICIENCIES

With our prior investments in creating a truly global platform, PRA International now possesses the operational footprint to continue accelerating worldwide business growth. We will continue to make enhancements to our infrastructure to position our company for industry leadership.

There is much work to be done and the future is not without challenges. Someone once said, "A ship in port is safe, but that's not what ships are built for." In line with that wisdom, we offer a promise to all of our stakeholders that we will continually challenge ourselves and set our goals ever higher as we accelerate down the road toward industry leadership. We look forward to sharing our progress with all of you.

All the best,

PAT DONNELLY
PRESIDENT AND CEO
MAY 2005

1 COMMITMENT / 2,500 EMPLOYEES

In this Annual Report, we highlight the 2004 accomplishments of four unique project teams to underscore our belief that we have assembled the very best talent in the industry. PRA invests significantly in our staff development programs and infrastructure enhancements to ensure that our people are in the best position possible to exceed the expectations of our customers at every touch point. An important element of becoming the "CRO of Choice" for existing and prospective clients is that we become the "CRO of Choice" for existing and prospective staff. The members of the four teams you'll meet on the following pages delivered *The Project Assurance Difference* for their clients both internal and external and exemplify the passion and pride of everyone at PRA International.

"The first-in-class molecule at the center of this trial represents a totally new paradigm in the treatment of renal cell carcinoma. That this client entrusted PRA International to manage this important trial is truly gratifying, and it underscores the peerless reputation in oncology we have worked so hard to develop."

BRUCE TEPLITZKY, SENIOR VICE PRESIDENT, STRATEGIC BUSINESS DEVELOPMENT



SHERRY MCGUIRE **JASON PACKWOOD** **LORNA COWARD** **ALLISON SANDERSON**

ONCOLOGY PROJECT TEAM

PRA INTERNATIONAL ENHANCED ITS REPUTATION FOR THERAPEUTIC EXCELLENCE IN ONCOLOGY THROUGH THE EXECUTION OF A HIGHLY CHALLENGING PHASE III CLINICAL TRIAL WITH A MAJOR EUROPEAN PHARMACEUTICAL COMPANY. THOUGHT TO BE THE LARGEST STUDY OF ITS KIND EVER CONDUCTED, THE TRIAL FEATURED A COMPLEX CASE REPORT FORM AND REQUIRED THE CONTRIBUTIONS OF A LARGE COORDINATED TEAM OF PRA PROFESSIONALS FROM 22 LOCATIONS AROUND THE WORLD. BOTH PATIENT RECRUITMENT AND PROJECT DATABASE WERE DELIVERED AHEAD OF SCHEDULE, PROMPTING AN INDEPENDENT THIRD PARTY DATA MONITORING COMMITTEE TO COMMENT ON THE HIGH QUALITY AND TIMELINESS OF THE PROJECT'S DELIVERABLES AND DATA INTEGRITY.

"The IPO team demonstrated all the key attributes of our *Project Assurance*℠ commitment: dedication to quality and reliability, best-in-class vendor partnerships, assembling multi-disciplinary expertise and engaging all members of our executive management team. They delivered."



FOR PRA INTERNATIONAL, GOING PUBLIC IN 2004 WAS ONE MORE STEP IN A LONG JOURNEY TO GROW THE COMPANY. THE INITIAL PUBLIC OFFERING HAS ELEVATED OUR PROFILE TO BOTH CURRENT AND PROSPECTIVE SHAREHOLDERS, EMPLOYEES AND CUSTOMERS, WITH ADDED CHALLENGES AND REQUIREMENTS. PRA'S INITIAL PUBLIC OFFERING TEAM WORKED AROUND THE CLOCK TO ENSURE THE SUCCESS OF THE OFFERING. BY THE END OF 2004, THE COMPANY'S STOCK PRICE HAD APPRECIATED APPROXIMATELY 30% FROM ITS INITIAL OFFERING PRICE OF $19 ON NOVEMBER 17, 2004.

"This project is a great example of how different aspects of our organization, sharing a singular commitment to customer service, come together to contribute to the success of client projects."

DAVID DOCKHORN, EXECUTIVE VICE PRESIDENT, GLOBAL CLINICAL OPERATIONS



ELMA TABOADA KIMBERLY SWIHART TIM WEBER NICK NILES

GASTROENTEROLOGY PROJECT TEAM

PRA INTERNATIONAL BEGAN WORKING ON A VERY CHALLENGING PROGRAM WITH A JAPANESE PHARMACEUTICAL COMPANY IN THE EARLY DEVELOPMENT PHASES OF A PROMISING COMPOUND WITH POTENTIAL FOR A VARIETY OF GASTROINTESTINAL INDICATIONS. PRA WAS SELECTED FOR THE WORK BASED ON THE STRENGTH OF OUR CORE SCIENTIFIC REPUTATION. THROUGHOUT THIS SUCCESSFUL CLINICAL PROGRAM, WHICH CULMINATED IN PRA'S ASSISTANCE WITH THE SUBMISSION OF A NEW DRUG APPLICATION, THE PRA TEAM NEVER MISSED A SINGLE DELIVERABLE.

"Creating a global standardized infrastructure from the ground up in less than one year is a testament to the tireless efforts of the Clinical Trials Management System implementation team and every clinical project team that has made the system a success."



INCREASINGLY, THE MOST COMPLEX CLINICAL TRIALS ARE CONDUCTED IN MULTIPLE LOCATIONS AROUND THE WORLD. TO ADDRESS THIS CUSTOMER REQUIREMENT REQUIRES GLOBAL SCALE TO RECRUIT THE REQUISITE LARGE NUMBERS OF PATIENTS, AND TO PROCESS AND MANAGE THE SIGNIFICANT DATA STREAMS THAT THESE CLINICAL STUDIES AND PROGRAMS ROUTINELY GENERATE. IN THE SPAN OF JUST NINE MONTHS DURING 2004, PRA INTERNATIONAL DEVELOPED, TESTED AND IMPLEMENTED A NEW GLOBAL CLINICAL TRIALS MANAGEMENT APPROACH AND PLATFORM THAT STANDARDIZED NEW PRACTICES AT EVERY ONE OF OUR LOCATIONS.

OPERATIONS REVIEW

Our mission is, quite simply, to be the best clinical development organization in the world. This goal has led us to focus on two primary areas: Therapeutic Expertise and Clinical Trials Management, while continuously building both on a solid global foundation.

THERAPEUTIC EXPERTISE

PRA International is distinguished by its scientific legacy and specialized clinical expertise. Our therapeutic expertise is aligned with the global research and development investments of our pharmaceutical and biotech clients. The breadth and depth of our therapeutic expertise is a fundamental requirement to the effective management of complex global clinical projects and programs for our sponsors. PRA has specifically focused on certain therapeutic areas that we see as the most complex and that represent a significant unmet medical need.

This proven strategy differentiates PRA from our competition, and has lead to our status as world leaders in conducting oncology and central nervous system (CNS) clinical projects and programs. Taken together with leading positions in cardiovascular and respiratory/allergy product development, PRA's top four therapeutic areas are focused on three fourths of all global research and development spending by pharmaceutical and biotechnology companies in 2003, according to Frost and Sullivan.

PRA has carried out clinical trials on all six continents around the world in its core therapeutic areas.

ONCOLOGY

PRA has conducted 302 studies, including three recent pivotal trials for major, first-in-class oncology drugs targeting renal cell carcinoma, metastatic colorectal cancer and multiple myeloma.

CNS

PRA has conducted 380 studies across an extensive range of indications, including Alzheimer's disease and Parkinson's disease, epilepsy, depression, anxiety disorders and pain including migraine.

RESPIRATORY/ALLERGY

PRA has conducted more than 370 studies in many indications including allergic rhinitis, asthma, COPD, bronchitis, cystic fibrosis, and pneumonia.

CARDIOVASCULAR

PRA has conducted nearly 200 studies across many indications including hypertension, stroke, heart failure, peripheral vascular disease, hyperlipidemia and angina.

In addition to the depth of our expertise in our core therapeutic areas, our knowledge and skill sets span nearly every therapeutic area. Examples include:

GASTROENTEROLOGY	95 TRIALS WITH 44,698 PATIENTS
INFECTIOUS DISEASES	166 TRIALS WITH 36,109 PATIENTS
ENDOCRINOLOGY	176 TRIALS WITH 25,908 PATIENTS
GYNECOLOGY AND OBSTETRICS	45 TRIALS WITH 8,189 PATIENTS
OPHTHALMOLOGY	46 TRIALS WITH 4,180 PATIENTS

2004 SERVICE REVENUE BY THERAPEUTIC FOCUS


41% ONCOLOGY
19% CENTRAL NERVOUS SYSTEM
7% CARDIOVASCULAR
6% ENDOCRINE/METABOLIC
5% GASTROENTEROLOGY
4% INFECTIOUS DISEASE
3% OPHTHALMOLOGY
2% ALLERGY & RESPIRATORY
13% OTHER*

*OTHER REPRESENTS OVER 15 ADDITIONAL THERAPEUTIC AREAS.

HOW PRA'S THERAPEUTIC EXPERTISE WORKS FOR OUR CLIENTS

When a client comes to PRA to help design a study or program, we have the complete array of tools and service offerings to help them. Our Therapeutic Data Library has all of our historical work in our core therapeutic areas, enabling us to optimize our clinical service delivery on each and every program. Our Global Therapeutic Teams can tap the knowledge of our Network of Key Opinion Leaders around the world to help design the study intelligently and avoid pitfalls. The Global Therapeutic Teams also have the trust and respect of Best in Class Investigators to help us produce high quality, on-time, and budget-conscious service. These teams also help us conduct feasibility studies for PRA's sponsors. Finally, our Vendor Strategic Alliances help to complete PRA's service offering in our core therapeutic areas. All of these complex processes are standardized and governed by our integrated, ISO 9001:2000 registered PRA Management System, which is designed to meet or exceed our customers' expectations every day, on every project.

GLOBAL CLINICAL TRIALS MANAGEMENT

In order to meet the global clinical development needs of our clients, PRA's service offerings span the clinical spectrum to ensure all customer requirements are achieved for every project or program. These services include clinical development planning, regulatory filings, the conduct of all phases of clinical trials, safety reviews, product registrations and post-marketing studies on a global basis. We also provide many "back office" services to our pharmaceutical and biotechnology clients as well, including the legal contracts with our clinical investigators. In summary, we provide our clients the opportunity for full program management.

PRA International has conducted more than 2,300 clinical trials for over 295 clients since 1999. Forming the cornerstone of our services is our core competency in Clinical Trials Management. These services comprise the foundation of product development programs for pharmaceutical and biotechnology companies and include:

PROGRAM PLANNING AND ASSESSMENT

- feasibility and protocol design
- clinical development strategies
- regulatory planning and interaction
- market and competition analyses

CORE SERVICE DELIVERY

- project and program management
- regulatory country submissions to initiate clinical trials
- investigational drug supply management
- monitoring of investigational sites
- medical monitoring, risk management, and clinical trial adverse event monitoring
- data management-traditional and electronic data capture
- data monitoring committee development and support
- data analysis and reporting, including clinical trial reports, New Drug Applications (NDA) and Marketing Authorization Application (MAA)
- prospective and retrospective database integration
- regulatory approval strategies and electronic submissions

Rounding out our menu of services is our Clinical Pharmacology Center, which addresses the fast-growing Phase I and early Phase II trial arena, including:

- first-in-man
- rising dose tolerance
- metabolic rate
- dose response bioequivalence
- bioavailability
- drug-drug interaction

THE GLOBAL OPPORTUNITY

Our clients' drive to bring successful drugs to market or to identify poor performing drugs early, places a premium on rapid and effective patient recruitment, access to the most appropriate investigators, data capture and analysis, and development of the right program design. Therapies are also becoming increasingly targeted to specific indications or specific patient profiles.

These factors require clinical development operations on a worldwide platform. PRA's global expansion has produced significant results. In 2004, the number of awarded projects that required service performance on two or more continents totaled 47 compared to just four in 2000. Approximately one third of PRA International's service revenue is now generated outside the United States compared to just 15% in 2000.

Being international means proactively managing challenges and complexity. To support this global organization, PRA has invested significantly in people to fully support and service each of our targeted geographic locations. Another significant investment we have made in managing the complexity of our international operations over the past few years is in the way we work. In early 2005, we successfully achieved ISO 9001:2000 registration. ISO 9001:2000 is the latest international standard for quality management systems set by the International Organization for Standardization (ISO) and is recognized globally as the guideline for establishing and maintaining an effective quality management program. The effort started over two years ago with the company-wide rollout of the PRA Management System and the establishment of a unified global operating platform linked by a single information technology network. The PRA Management System is the cornerstone of *The Project Assurance℠ Difference.* Our goal is the successful implementation of every one of our projects and creating a framework for exceeding our customers' expectations every time, and everywhere.

Upon the successful completion of ISO 9001:2000 registration in early 2005, PRA's ISO audit partner in the process delivered high praise for our integrated management system, telling us, "PRA is truly a global company. Things were so impeccably consistent, if it were not for the accents of the people in some locations, I would have never known that I was in a different office. In the over 200 companies visited and the 400 audits that I have conducted, I have also never been associated with a more professional group."

This unified way of doing business means that our trial results data is collected and processed around the world in a consistent manner. This saves our customers valuable time and money.

Our leadership in key therapeutic areas and our extensive array of services in all areas of clinical trials management, combined with our efficient global organization and the people that deliver these services are the keys to our success. As we continue to grow, we will always work to improve these key areas of our business, as we believe they are at the core of PRA's ability to deliver *The Project Assurance Difference.*

1 COMPANY / 1 COMMITMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information included elsewhere in this report. This discussion contains forward-looking statements about our business and operations. Our actual results could differ materially from those anticipated in such forward-looking statements.

OVERVIEW

We provide clinical drug development services on a contract basis to biotechnology and pharmaceutical companies worldwide. We conduct clinical trials globally and are one of a limited number of CROs with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. We offer our clients high-quality services designed to provide data to clients as rapidly as possible and reduce product development time. We believe our services enable our clients to introduce their products into the marketplace faster and, as a result, maximize the period of market exclusivity and monetary return on their research and development investments. Additionally, our comprehensive services and broad experience provide our clients with a variable cost alternative to fixed cost internal development capabilities.

Contracts determine our relationships with clients in the pharmaceutical and biotechnology industries and establish the way we are to earn revenue. Two types of relationships are most common: a fixed-price contract or a time and materials contract. The duration of our contracts ranges from a few months to several years. A fixed-price contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases when certain performance targets or milestones are reached. Service revenues from fixed-price contracts are generally recognized on a proportional performance basis, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. We also perform work under time and materials contracts, recognizing service revenue as hours are incurred, which is then multiplied by the contractual billing rate. Our costs consist of expenses necessary to carry out the clinical development project undertaken by us on behalf of the client. These costs primarily include the expense of obtaining appropriately qualified labor to administer the project, which we refer to as direct cost headcount. Other costs we incur are attributable to the expense of operating our business generally, such as leases and maintenance of information technology and equipment.

We review various financial and operational metrics, including service revenue, margins, earnings, new business awards, and backlog to evaluate our financial performance. Our service revenue was $176.4 million in 2002, $247.9 million in 2003 and $277.5 million in 2004. Once contracted work begins, service revenue is recognized over the life of the contract as services are performed. We commence service revenue recognition when a contract is signed or when we receive a signed letter of intent.

Our new business awards during the years ended December 31, 2002, 2003 and 2004 were $287.7 million, $317.4 million and $427.4 million, respectively. New business awards arise when a client selects us to execute its trial and so indicates by written or electronic correspondence. The number of new business awards can vary significantly from quarter to quarter, and awards can have terms ranging from several months to several years. The value of a new award is the anticipated service revenue over the life of the contract, which does not include reimbursement activity or investigator fees.

Our backlog consists of anticipated service revenue from new business awards that either have not started but are anticipated to begin in the near future or are contracts in process that have not been completed. Backlog varies from period to period depending upon new business awards and contract increases, cancellations, and the amount of service revenue recognized under existing contracts. Our backlog at December 31, 2002, 2003 and 2004 was $327.0 million, $360.6 million and $448.8 million, respectively.

From 2002 to 2004, our service revenue grew 57.3%, and our backlog grew 37.2%. This growth resulted primarily from an increase in our global projects. Global projects are typically larger in scope and increased from 14 projects in 2001 to 47 in 2004.

Income from operations was $16.0 million in 2002, $31.0 million in 2003 and $36.4 million in 2004. This growth reflects improved productivity and the impact of acquisitions. We attribute the improvement in productivity to rapid integration of our acquisitions and management initiatives focused on management support information and reduction of employee turnover. Service revenue growth from 2002 to 2004 of approximately 57.3% outpaced direct costs headcount growth of 8.3% for the same period.

During the three-year period ended December 31, 2004, we expanded our operations in part through four strategic acquisitions, which were funded from cash generated from operating activities and the issuance of equity securities.

On April 19, 2002, we acquired all of the outstanding equity of Staticon International España, S.A., based in Madrid, Spain. Staticon augmented our capabilities in clinical trials management, data management, and medical writing services and added operations in Spain and Portugal. We paid approximately $3.3 million in cash and equity securities.

On June 19, 2002, we acquired all of the outstanding equity of CroMedica International Inc., based in Victoria, Canada. CroMedica augmented our capabilities in CNS clinical development and added operations in North America, South America, Africa, and Australia. We paid approximately $25.3 million in cash and equity securities.

On October 8, 2003, we acquired all of the assets of Valid-Trio GmbH. These assets mainly comprised Valid-Trio's business operated through its branch in Moscow, Russia. Valid-Trio expanded our capabilities to conduct clinical trials in Russia, Ukraine, Romania, and bordering countries. We paid $0.2 million in cash.

On December 1, 2003, we acquired all of the outstanding equity of ClinCare Consulting BVBA, based in Brussels, Belgium. ClinCare strengthened our capabilities in cardiovascular, CNS, oncology, and rheumatology clinical development and expanded our operations in Belgium. We paid approximately $2.8 million in cash and equity securities, net of cash acquired.

Based on detailed pre-closing integration plans, each of these acquisitions was fully integrated and right-sized within 100 days of the closing. These plans facilitated the immediate and seamless integration of each acquisition into our operating systems and procedures from the effective date of the acquisition.

During the years ended December 31, 2002, 2003, and 2004, we paid a management fee to Genstar Capital, L.P., an affiliate of our principal stockholder, totaling $0.8 million, $0.8 million, and $0.7 million, respectively. Subsequent to our initial public offering, we ceased paying this management fee. However, as a public company, we are subject to financial reporting compliance costs that we have not previously had to pay, which will likely more than offset the savings from the discontinuation of the management fee.

SERVICE REVENUE

We recognize service revenue from fixed-price contracts on a proportional performance basis as services are provided. To measure performance on a given date, we compare each contract's direct cost incurred to such contract's total estimated direct cost through completion. We believe this is the best indicator of the performance of the contractual obligations because the costs relate to the amount of labor incurred to perform the service revenues. For time and materials contracts, revenue is recognized as hours are incurred, multiplied by contractual billing rates. Our contracts often undergo modifications, which can change the amount of and the period of time in which to perform services. Our contracts provide for such modifications.

Most of our contracts can be terminated by our clients after a specified period, typically 30 to 60 days, following notice by the client. In the case of early termination, these contracts typically require payment to us of expenses to wind down a study, payment to us of fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Based on ethical, regulatory, and health considerations, this wind-down activity may continue for several quarters or years.

REIMBURSEMENT REVENUE AND REIMBURSABLE OUT-OF-POCKET COSTS

We incur out-of-pocket costs, which are reimbursable by our customers. We include these out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket expenses in our consolidated statement of operations. In addition, we routinely enter into separate agreements on behalf of our clients with independent physician investigators, to whom we pay fees, in connection with clinical trials. These investigator fees are not reflected in our service revenue, reimbursement revenue, reimbursable out-of-pocket costs, and/or direct costs, since such fees are reimbursed by our clients, on a "pass-through" basis, without risk or reward to us, and we are not otherwise obligated to either perform the service or to pay the investigator in the event of default by the client. Reimbursement costs and investigator fees are not included in our backlog.

DIRECT COSTS

Direct costs consist of amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges and other costs primarily related to the execution of our contracts. Direct costs as a percentage of service revenue fluctuate from one period to another as a result of changes in labor utilization in the multitude of studies conducted during any period of time.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses consist of administration payroll and benefits, marketing expenditures, and overhead costs such as information technology and facilities costs. These expenses also include central overhead costs that are not directly attributable to our operating business and include certain costs related to insurance, professional fees, and property.

DEPRECIATION AND AMORTIZATION

Depreciation represents the depreciation charged on our fixed assets. The charge is recorded on a straight-line method, based on estimated useful lives of three to seven years for computer hardware and software and seven years for furniture and equipment. Leasehold improvements are depreciated over the shorter of ten years or the lease term. Amortization expenses consist of amortization costs recorded on identified finite-lived intangible assets on a straight-line method over their estimated useful lives. Goodwill and indefinite-lived intangible assets were being amortized prior to January 1, 2002. We adopted SFAS No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002 and no longer amortize goodwill and indefinite-lived intangible assets.

INCOME TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings among several statutory foreign jurisdictions with varying tax rates. Our effective tax rate can also vary based on changes in the tax rates of different jurisdictions. Our effective tax rate is also impacted by either the generation or utilization of net operating loss carryforwards.

Our foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2004, we had cumulative foreign net operating loss carryforwards of approximately $20.2 million. The carryforward periods for these losses vary from four years to an indefinite number of years depending on the jurisdiction. Our ability to offset future taxable income with the foreign net operating loss carryforwards may be limited in certain instances, including changes in ownership. No benefit for these foreign net operating losses has been recognized for financial statement purposes.

EXCHANGE RATE FLUCTUATIONS

The majority of our foreign operations transact in the euro, pound sterling, or Canadian dollar. As a result, our revenue is subject to exchange rate fluctuations with respect to these currencies. We have translated these currencies into U.S. dollars using the following average exchange rates:

	YEAR		
	2002	2003	2004
U.S. Dollars per:			
Euro	0.9463	1.1378	1.2466
Pound Sterling	1.5056	1.6431	1.8362
Canadian Dollar	0.6393	0.7181	0.7716

RESULTS OF OPERATIONS

Many of our current contracts include clinical trials covering multiple geographic locations. We utilize the same management systems and reporting tools to monitor and manage these activities on the same basis worldwide. For this reason, we consider our operations to be a single business unit, and we present our results of operations as a single reportable segment.

The following table summarizes certain statement of operations data as a percentage of service revenue for the periods shown. We monitor and measure costs as a percentage of service revenue rather than total revenue as this is a more meaningful comparison and better reflects the operations of our business.

	PREDECESSOR	SUCCESSOR				
	PERIOD FROM JANUARY 1, 2001 TO JUNE 27, 2001	PERIOD FROM JUNE 28, 2001 TO DECEMBER 31, 2001	YEAR ENDED DECEMBER 31, 2001(A)	2002	2003	2004
Service revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs	52.5	52.0	52.2	53.7	51.0	48.3
Selling, general, and administrative	35.2	33.4	34.3	32.8	32.5	32.5
Depreciation and amortization	4.0	8.4	6.3	4.0	3.6	3.5
Merger costs	1.8	—	0.9	—	—	—
Management fee	—	0.7	0.3	0.5	0.3	0.3
Option repurchase	—	—	—	—	—	1.3
Vested option bonus	—	—	—	—	—	0.9
Income from operations	6.5	5.5	6.0	9.0	12.5	13.1
Interest expense	(0.6)	(4.0)	(2.4)	(2.4)	(2.9)	(1.4)
Interest income	0.3	0.2	0.2	0.1	0.1	0.1
Other income (expenses), net	0.1	—	0.1	(0.4)	(1.6)	—
Income before income taxes	6.3	1.7	3.9	6.3	8.1	11.8
Provision for income taxes	3.1	1.9	2.5	3.1	2.8	4.3
Net income (loss)	3.2%	(0.2)%	1.4%	3.2%	5.3%	7.5%

(A) The figures for 2001 represent the aggregate of the predecessor period from January 1, 2001 to June 27, 2001 and the successor period from June 28, 2001 to December 31, 2001. Such a combined presentation is not consistent with GAAP but is provided to facilitate the reader's ability to compare 2001 periods with subsequent years.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Service revenue increased by $29.6 million, or 11.9%, from $247.9 million in 2003 to $277.5 million in 2004 due to the expansion of our services to both existing and new clients and a favorable impact from foreign currency fluctuations of approximately $8.7 million. On a geographic basis, service revenue for 2004 was distributed as follows: North America $200.4 million (72.2%), Europe $70.7 million (25.5%), and rest of world $6.4 million (2.3%). For 2003 service revenue was distributed as follows: North America $192.0 million (77.5%), Europe $52.1 million (21.0%), and rest of world $3.8 million (1.5%). Our European service revenue for 2004 increased due to our execution of more global trials, the opening of new locations, and recent acquisitions.

Direct costs increased by $7.6 million, or 6.0%, from $126.5 million in 2003 to $134.1 million in 2004 due to increased personnel needed to support increased project related activity, from an average of 1,796 in 2003 to an average of 1,892 in 2004. Direct costs as a percentage of service revenue decreased from 51.0% in 2003 to 48.3% in 2004, due to the achievement of improved operating efficiencies, as evidenced by a 9.2% increase in direct labor costs compared to an 11.9% increase in service revenue. This was achieved as previously trained employees attained higher efficiency and productivity levels and as the percentage of our new employees to total employees declined.

Selling, general, and administrative expenses increased by $9.5 million, or 11.8%, from $80.6 million in 2003 to $90.1 million in 2004. Selling, general, and administrative expenses as a percentage of service revenue was 32.5% in 2003 and 2004. In July 2004, we signed a lease for our new corporate office and moved from McLean, Virginia, to our new location in Reston, Virginia, in November 2004. Included in SG&A is $1.3 million of estimated lease termination charges related to this relocation. During the second quarter of 2003 we closed our Cambridge, England office to eliminate excess internal capacity. We recorded an expense of $2.6 million related to this action, which is recorded in selling, general and administrative expenses and consists primarily of lease termination costs.

Depreciation and amortization expense increased by approximately $0.7 million, or 7.8%, from $9.0 million in 2003 to $9.7 million in 2004. Depreciation and amortization expense as a percentage of service revenue was 3.6% in 2003 and 3.5% in 2004.

Income from operations increased by $5.4 million, or 17.4%, from $31.0 million in 2003 to $36.4 million in 2004. Income from operations as a percentage of service revenue increased from 12.5% in 2003 to 13.1% in 2004. In January 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus program. In connection with this program, we repurchased $3.7 million of options and paid $2.7 million to employee holders of vested options. Both of these items were expensed in 2004. The increase in income from operations resulted from improved operating leverage from increased utilization across the company, partially offset by the $6.5 million aggregate charge incurred in connection with the option repurchase and bonus program.

Interest expense, net decreased by $3.3 million, or 47.8%, from $6.9 million in 2003 to $3.6 million in 2004. The decrease was primarily due to both the lower effective borrowing rate achieved through the repayment of our subordinated debt with the proceeds from the amended credit facilities in December 2003 and the lower average outstanding debt balance during 2004 than in the prior year. All outstanding long-term debt was prepaid in November, 2004, resulting in an expense of $1.2 million representing the remaining capitalized deferred financing costs.

Other expenses, net decreased by $4.0 million from an expense of $4.0 million in 2003 to $0.0 million in 2004. The decrease is attributable to a weakening of the U.S. dollar against other currencies during 2004 as compared to 2003 and represents the transaction and revaluation impact of foreign exchange.

Our effective tax rate for 2004 was 36.6% as compared to 34.3% for the prior year. The increase in our effective rate was primarily due to the geographic distribution of pre-tax earnings and the utilization in the prior period of net operating loss carryforwards in the United Kingdom, Canada, and Switzerland.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Service revenue increased by $71.5 million, or 40.6%, from $176.4 million in 2002 to $247.9 million in 2003. The growth in service revenue was due to an increase in the level of business generated from both existing and new customers. This increase in revenue was also due to the realization of the full year of operations resulting from the CroMedica and Staticon acquisitions in the second quarter of 2002. Additionally, there was a favorable impact from foreign currency fluctuations of approximately $9.4 million. On a geographic basis, service revenue for 2003 was distributed as follows: North America $192.0 million (77.5%), Europe $52.1 million (21.0%), and rest of world $3.8 million (1.5%). For 2002, service revenue was distributed as follows: North America $145.4 million (82.5%), Europe $29.3 million (16.6%), and rest of world $1.7 million (0.9%).

Direct costs increased by $31.7 million, or 33.5%, from $94.8 million in 2002 to $126.5 million in 2003. This was primarily due to increased personnel needed to support increased project activity and increased costs from recent acquisitions. Direct cost headcount increased from an average of 1,421 in 2002 to an average of 1,796 in 2003. Direct costs as a percentage of service revenue decreased from 53.7% in 2002 to 51.0% in 2003. This decrease was attributable primarily to improved operating efficiency as demonstrated by direct labor costs increasing 28.5% while service revenue increased 40.6%. This resulted from previously trained employees achieving higher efficiency and productivity levels and a decline in new employees as a percentage of our total workforce in this period.

Selling, general, and administrative expenses increased by $22.7 million, or 39.2%, from $57.9 million in 2002 to $80.6 million in 2003. The increase in expenses was primarily due to additional personnel costs, costs associated with the acquisitions, and to a $3.0 million increase in bad debt expense. The increase in bad debt was primarily due to two customers who ceased operations in fiscal 2003 as well as uncertainty in the status of a contract with another customer. We establish reserves for identified accounts receivable when facts and circumstances cause us to question the collection of the receivable. Also included in this increase is a $2.6 million charge related to the closure of our Cambridge, England location. Personnel expenses excluded from our direct cost headcount are included in selling, general, and administrative cost, and are referred to as selling, general, and administrative headcount. This headcount increased from an average of 246 in 2002 to an average of 343 in 2003. Selling, general, and administrative expenses as a percentage of service revenue decreased from 32.8% in 2002 to 32.5% in 2003.

Depreciation and amortization expense increased by $2.0 million, or 28.9%, from $7.0 million in 2002 to $9.0 million in 2003. This increase is due to continued investment in facilities and information technology to support our growth and due to the full-year impact of acquisitions that closed in 2002.

Income from operations increased by $15.0 million, or 94.6%, from $16.0 million in 2002 to $31.0 million in 2003. This was due to increased levels of business activity, together with the acquisitions of Staticon and CroMedica. As a percentage of service revenue, income from operations increased from 9.0% for 2002 to 12.5% for 2003. This was primarily due to improved staff and facility utilization and the reduction in operating expenses of our recently acquired companies.

Interest expense, net increased by $2.8 million, or 67.2%, from $4.1 million for 2002 to $6.9 million for 2003. Approximately $1.3 million reflected a charge for the remaining unamortized debt discount, and approximately $0.8 million reflected a charge for the remaining unamortized debt issuance costs, which were triggered by the repayment of our subordinated debt.

Other income (expenses), net increased $3.3 million, or 458.0%, from $0.7 million in 2002 to $4.0 million in 2003. The increase was primarily due to the transaction losses recorded during 2003 of $4.1 million as a result of a weakening of the U.S. dollar against other currencies during 2003.

Our effective tax rate for 2003 was 34.3% as compared to 49.4% for the prior year. The decrease in the effective tax rate was primarily due to the utilization in 2003 of previously unrecognized net operating loss carryforwards in the United Kingdom and Canada. Also contributing to the lower effective tax rate for 2003 was the income tax rate differential on the earnings of the United Kingdom and Australia.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

The figures for 2001 described below represent the aggregate of the predecessor period from January 1, 2001 to June 27, 2001 and the successor period from June 28, 2001 to December 31, 2001. Such a combined presentation is not consistent with GAAP but is provided to facilitate the reader's ability to compare the 2001 and the 2002 periods.

Service revenue increased by $61.3 million, or 53.3%, from $115.1 million in 2001 to $176.4 million in 2002. This increase was due to additional revenue generated from new and existing clients and revenue from the CroMedica and Staticon acquisitions in the second quarter of 2002 that was not included in the previous period. On a geographic basis, service revenue for 2002 was distributed as follows: North America $145.4 million (82.5%), Europe $29.3 million (16.6%), and rest of world $1.7 million (0.9%). For 2001, service revenue was distributed as follows: North America $96.2 million (83.6%) and Europe $18.9 million (16.4%).

Direct costs increased by $34.7 million, or 57.7%, from $60.1 million in 2001 to $94.8 million in 2002. Direct cost headcount increased from an average of 1,012 in 2001 to an average of 1,421 in 2002. As a percentage of service revenue, direct costs increased from 52.2% in 2001 to 53.7% in 2002. This was primarily due to an increase in personnel resulting from the CroMedica and Staticon acquisitions.

Selling, general, and administrative expenses increased by $18.4 million, or 46.8%, from $39.5 million to $57.9 million. Labor, facility, and equipment leasing costs increased as we continued the expansion of our operations. Selling, general, and administrative cost headcount increased from an average of 172 in 2001 to an average of 246 in 2002. As a percentage of service revenue, selling, general, and administrative expenses decreased from 34.3% in 2001 to 32.8% in 2002.

Depreciation and amortization expense decreased by $0.3 million, or 4.2%, from $7.3 million in 2001 to $7.0 million in 2002. Amortization decreased by $2.1 million due to the adoption of SFAS No. 142, which provides that companies can no longer amortize goodwill and indefinite-lived intangibles. This decrease was partially offset by increased depreciation as a result of our 2002 acquisitions.

Income from operations increased by $9.1 million, or 131.7%, from $6.9 million in 2001 to $16.0 million in 2002, due to the reasons discussed above. As a percentage of service revenue, income from operations increased from 6.0% for 2001 to 9.0% for 2002.

Interest expense, net increased by $1.7 million, or 68.2%, from $2.4 million in 2001 to $4.1 million for 2002, due primarily to the incurrence of $46.0 million of indebtedness in connection with our leveraged recapitalization in June 2001.

Our effective tax rate for 2002 was 49.4% as compared to 64.0% for the prior year. The decrease was caused by non-deductible amortization in the prior period of certain goodwill and intangible assets created by the acquisition of PRA International Operations, Inc. by PRA International. This decrease was partially offset by changes in the geographic distribution of our pre-tax earnings (losses). In 2002 we utilized net operating loss carryforwards in the United Kingdom and Poland, which reduced our effective tax rate. Also in 2002, we had tax losses in France, Spain, Canada, Brazil, South Africa, and Switzerland for which no benefit was recognized, which increased our effective tax rate.

VARIATION IN QUARTERLY OPERATING RESULTS

Although our business is not generally seasonal, we typically experience a slight decrease in revenue during the fourth quarter due to holiday vacations and a similar decrease in new business awards in the first quarter due to our customers' budgetary cycles and vacations during the year-end holiday period.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, we had approximately $90.4 million of cash, cash equivalents and short term investments in municipal auction rate marketable securities. Our expected primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, possible acquisitions, geographic expansion, working capital, and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings, and issuances of equity securities.

In 2004, we generated operating cash flow of $71.6 million as compared to $2.1 million during the prior year. The primary driver of the difference was the increase in unbilled services during 2003 of $16.2 million compared to a decrease in unbilled services in 2004 of $18.5 million. Cash collections from accounts receivable were $402.2 million in 2004, as compared to $358.9 million in 2003. The improvement in cash collections is due to improved billing and collection procedures. In addition, adjustments to reconcile net income of $20.7 million to cash generated from operating activities include addbacks of $9.7 million for depreciation and amortization and changes of $16.9 million in assets and liabilities.

On November 18, 2004, our common stock began trading on The Nasdaq National Market under the symbol "PRAI." The initial public offering, including the underwriters over-allotment, consisted of 3.9 million shares of common stock sold by us and an additional 3.0 million shares sold by the selling shareholders at an initial offering price of $19.00 per share. We received from the offering net proceeds of approximately $67.0 million, after offering expenses, of which we used $28.7 million to extinguish all outstanding principal and accrued interest under our credit facilities. The remaining net proceeds of approximately $38.3 million will be used for the execution of our strategy of expanding our therapeutic expertise, service offerings and geographic reach, including possible future acquisitions. We received no proceeds from the sale of common stock by the selling stockholders.

In January 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, and paid a $2.7 million special bonus to employee holders of vested stock options. The remainder of the $25.0 million was used to pay fees associated with the transaction. The funds for this transaction were provided by the December 23, 2003 refinancing of our credit facilities.

In 2003, we generated operating cash flow of $2.1 million as compared to $28.4 million in 2002, despite an increase in net income of $7.6 million, or 135%. The change resulted from higher net income that was more than offset by changes in working capital. The decrease in cash flow from operations was primarily due to an $18.5 million increase in accounts receivable and unbilled services due to increased service revenue and project activities, partially offset by a $4.9 million decrease in accounts payable due to our improved focus on vendor relations and related payment terms.

In 2002, we generated operating cash flow of $28.4 million as compared to $26.7 million in 2001. The $4.0 million increase in net income in 2002 over 2001 was mitigated by increases in accounts receivable and unbilled services and advanced billings.

Net cash used in investing activities was $32.4 million and $9.6 million for 2004 and 2003, respectively. In December, 2004, we purchased approximately $24.5 million of short term marketable securities. The remaining net cash amounts were primarily related to ongoing information technology projects. We expect our capital expenditures to be approximately $11 million to $13 million in 2005, with the majority of the spending related to continued information technology enhancement and expansion. In 2003 the net cash used for acquisitions of $2.0 million and capital expenditures of $8.1 million were partially offset by cash provided by asset disposals of $0.5 million.

Net cash used in investing activities in 2002 was $24.6 million compared to $6.0 million in 2001. The increased use of cash in 2002 was due primarily to the acquisition of CroMedica. Capital expenditures in 2002 were $7.8 million compared to $6.0 million in 2001.

Net cash used in financing activities in 2004 was $6.4 million compared to $26.0 million of cash provided from financing activities in 2003. In 2004, cash of $67.0 million was provided by our initial public offering. Additionally, cash was provided by debt issuance of $5.0 million, stock option and warrant exercises of $3.4 million and stockholder receivable payments of $2.2 million. In 2004, cash of $65.3 million was used to repay debt. Additionally, $16.9 million was paid in dividends.

Net cash generated from financing activities in 2003 was $26.0 million. The net cash generated was primarily due to the amendment and restatement of our credit facilities on December 23, 2003, which provided a $20.0 million term loan A and a $40.0 million term loan B. The proceeds from this amendment process were used to repay $20.0 million of subordinated debt and $0.6 million of related prepayment premiums. In addition, $25.0 million was reserved for the tender process, which closed in January 2004. We also obtained a $25.0 million revolving line of credit.

Net cash used in financing activities in 2002 was $14.6 million compared to $0.9 million in 2001. The activities in 2002 consisted primarily of the repayment of debt of approximately $25.3 million and proceeds from debt issuances of approximately $10.8 million. The activities in 2001 consisted primarily of the receipt of financing proceeds in connection with the leveraged recapitalization of $95.5 million. This was offset by payments to former stockholders and repayments of debt of approximately $96.5 million.

On December 23, 2004, we entered into a new unsecured revolving facility of $75 million led by Wachovia Bank, N.A and Wells Fargo Bank, N.A. The following description of our revolving credit facility briefly summarizes the facility's terms and conditions that are material to us and is qualified in its entirety by reference to the full text of the facility, which is incorporated by reference to Form 8-K filed on December 29, 2004.

The credit facility provides for a $75.0 million revolving line of credit that terminates on December 23, 2008. At any time within three years after December 23, 2004 and so long as no event of default is continuing, we have the right, in consultation with the administrative agent, to request increases in the aggregate principal amount of the facility in minimum increments of $5.0 million up to an aggregate increase of $50.0 million (and which would make the total amount available under the facility $125.0 million). The revolving credit facility is available for general corporate purposes (including working capital expenses, capital expenditures, and permitted acquisitions), the issuance of letters of credit and swingline loans for account, for the refinancing of certain existing indebtedness, and to pay fees and expenses related to the facility. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. A portion of the facility is also available for alternative currency loans.

The interest rates applicable to loans under the revolving credit facility are floating interest rates that, at our option, equal a base rate or a LIBOR rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Wachovia as its prime rate, and (b) the overnight federal funds rate plus 0.50%. The LIBOR rate is, with certain exceptions, the rate set forth on Telerate Page 3750 (or any replacement pages on that service) as the interbank offering rate for dollar deposits with maturities comparable to the interest period (1, 2, 3 or 6 months) we have chosen. In addition, we are required to pay to the lenders under the facility a commitment fee for unused commitments at a per annum rate that fluctuates depending on our leverage ratio. Voluntary prepayments of loans and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations. The facility is unsecured, but we have granted a negative pledge on our assets and those of our subsidiaries that guarantee the facility for the benefit of the lenders under the facility.

The revolving credit facility requires us to comply with certain financial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth.

We currently have not drawn any amount of indebtedness under our revolving credit facility.

We expect to continue expanding our operations through internal growth and strategic acquisitions and investments. We expect these activities will be funded from existing cash, cash flow from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities or issuances of equity securities. We believe that our existing capital resources, together with cash flows from operations and our borrowing capacity under the $75 million credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next eighteen months. Our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, and personal injury, environmental or other material litigation claims.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our future minimum payments for all contractual obligations for years subsequent to the year ended December 31, 2004:

	PAYMENTS DUE BY PERIOD				
	LESS THAN ONE YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
	(DOLLARS IN THOUSANDS)				
Long-term debt, including interest payments	$ —	$ —	$ —	$ —	$ —
Service purchase commitments	754	1,508	—	—	2,262
Capital lease, including interest payments	175	62	2	—	239
Operating leases	17,679	27,853	21,144	43,125	109,801
Less: sublease income	(1,287)	(843)	—	—	(2,130)
Total	$ 17,321	$ 28,580	$ 21,146	$ 43,125	$ 110,172

The increase in amounts attributable to operating leases after five years is due to long-term leases for several of our facilities. In April 2004, we executed a lease for a new office in our Lenexa, Kansas location. The operating lease commitment is $23.5 million over the 15-year term of the lease. In July 2004, we entered into a lease for a new office in Reston, Virginia to replace our current offices in McLean, Virginia. The lease commitment is approximately $5.9 million over the ten-year term of the lease. There are no contingent cash payment obligations related to our acquisitions.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

NON-GAAP FINANCIAL MEASURES

We use certain measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles (GAAP). These non-GAAP financial measures are "EBITDA" and "adjusted EBITDA." These measures should not be considered as an alternative to income from operations, net income, net income per share, or any other performance measures derived in accordance with GAAP.

EBITDA represents net income before interest, taxes, depreciation, and amortization. We use EBITDA to facilitate operating performance comparisons from period to period. In addition, we believe EBITDA facilitates company to company comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We also use EBITDA, and we believe that others in our industry use EBITDA, to evaluate and price potential acquisition candidates. We further believe that EBITDA is frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present EBITDA when reporting their results.

In addition to EBITDA, we use a measure that we call adjusted EBITDA, which we define as EBITDA excluding the effects of a one-time $25.0 million tender offer specifically relating to our repurchase in 2004 of stock options and the payment of a special bonus to certain employee option holders. In addition to our GAAP results and our EBITDA, we use adjusted EBITDA to manage our business and assess our performance. Our management does not view the tender offer and option repurchase costs as indicative of the status of our ongoing operating performance because such costs related to a special non-recurring restructuring transaction.

These non-GAAP financial measures have limitations as analytical tools, and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA and adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our significant interest expense, or the cash requirements necessary to service interest and principal payments on our debts; and any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges. Neither EBITDA nor adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business.

In addition, adjusted EBITDA is not uniformly defined and varies among companies that use such a measure. Accordingly, EBITDA and adjusted EBITDA have limited usefulness as comparative measures. We compensate for these limitations by relying primarily on our GAAP results and by using non-GAAP financial measures only supplementally.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with our audit committee.

REVENUE RECOGNITION

The majority of our service revenue is recorded from fixed-price contracts on a proportional performance basis. To measure performance, we compare direct costs incurred to estimated total contract direct costs through completion. We believe this is the best indicator of the performance of the contract obligations because the costs relate to the amount of labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Each month we accumulate costs on each project and compare them to the total current estimated costs to determine the proportional performance. We then multiply the proportion completed by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated costs for each project. During our monthly contract review process, we review each contract's performance to date, current cost trends, and circumstances specific to each study. The original or current cost estimates are reviewed and if necessary the estimates are adjusted and refined to reflect any changes in the anticipated performance under the study. In the normal course of business, we conduct this review each month in all service delivery locations. As the work progresses, original estimates might be deemed incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If not, we bear the risk of costs exceeding our original estimates. Management assumes that actual costs incurred to date under the contract are a valid basis for estimating future costs. Should management's assumption of future cost trends fluctuate significantly, future margins could be reduced. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower margins on those projects. Should our actual costs exceed our estimates on fixed price contracts, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The reserve includes the specific uncollectible accounts and an estimate of losses based on historical loss experience. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts is adequate to cover uncollectible balances. However, actual write-offs might exceed the recorded reserve.

TAX VALUATION ALLOWANCE

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance was required for specific foreign loss carryforwards as of December 31, 2004. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future.

Our quarterly and annual effective income tax rate could vary substantially. We operate in several foreign jurisdictions and in each jurisdiction where we estimate pre-tax income, we must also estimate the local effective tax rate. In each jurisdiction where we estimate pre-tax losses, we must evaluate local tax attributes and the likelihood of recovery for foreign loss carryforwards, if any. Changes in currency exchange rates and the factors discussed above result in the consolidated tax rate being subject to significant variations and adjustments during interim and annual periods.

STOCK-BASED COMPENSATION

We have a stock-based employee compensation plan. We account for this plan under the recognition and measurement principles of the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees and related Interpretations." Under the intrinsic value method, compensation cost is the excess, if any, of the fair market value of the underlying common stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have determined that all options granted under our plan had an exercise price equal to or more than the estimated fair market value of the underlying common stock on the date of grant.

Historically, as a private company the fair market value of our common stock was determined by our board of directors contemporaneously with the grant of a stock option. At the time of option grants and other stock issuances, our board of directors considered the status of private and public financial markets, valuations of comparable private and public companies, the liquidity of our stock, our existing financial resources, our anticipated capital needs, dilution to common stockholders from anticipated future financings and a general assessment of future business risks, as such conditions existed at the time of the grant. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported. Since our initial public offering on November 18, 2004, the value of our common stock for purposes of evaluating stock compensation costs is based on the quoted market prices.

We measure compensation expense for our employee stock-based compensation in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25. Under this method, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period. As the exercise price of the stock option has equaled or exceeded the fair market value of the underlying common stock at the date of grant, no compensation expense has been recorded. We have adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Footnote 1 to our consolidated financial statements included in this report sets forth the calculation of our net income had compensation cost been determined based on the stock's fair market value at the grant dates for awards under our stock option plan in accordance with SFAS No. 123.

As discussed in the "Recent Accounting Pronouncements" section, during 2005 we will be required to record as compensation expense the fair value of granted stock options that vest in accordance with the revised SFAS No. 123(R), "Share-Based Payment." We are evaluating SFAS No. 123(R) and believe it will reduce operating earnings after adoption, however, it will not impact our financial position or cash flows.

LONG-LIVED ASSETS

We review long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group might not be recoverable. If indicators of impairment are present, we would evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

As a result of our acquisitions we have recorded goodwill and other identifiable finite and indefinite-lived acquired intangibles. The identification and valuation of these intangible assets at the time of acquisition require significant management judgment and estimates.

We test goodwill for impairment on at least an annual basis by comparing the carrying value to the estimated fair value of our reporting unit. We test indefinite-lived intangible assets, principally trade names, on at least an annual basis by comparing the fair value of the trade name to our carrying value. The measure of goodwill impairment, if any, would include additional fair market value measurements, as if the reporting unit was newly acquired. This process is inherently subjective. The use of alternative estimates and assumptions could increase or decrease the estimates of fair value and potentially could result in an impact to our results of operations.

INFLATION

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition.

POTENTIAL LIABILITY AND INSURANCE

We obtain contractual indemnification for all of our contracts. In addition, we attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures and insurance. We monitor our clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate. If our insurance coverage is not adequate to cover actual claims, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors
of PRA International:

Our audits of the consolidated financial statements referred to in our report dated March 18, 2005 appearing in the 2004 Annual Report to Shareholders of PRA International (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedules listed in Item 15(a)(2) of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
March 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of PRA International:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and other comprehensive income and of cash flows, present fairly, in all material respects, the financial position of PRA International (formerly PRA Holdings, Inc.) and its subsidiaries (collectively, the Company) at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
March 18, 2005

PRA INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	AS OF DECEMBER 31, 2003	AS OF DECEMBER 31, 2004
	(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 32,328	$ 65,888
Marketable securities	—	24,500
Accounts receivable and unbilled services, net	99,517	84,480
Prepaid expenses and other current assets	5,860	5,844
Deferred tax assets	8,211	5,069
Total current assets	145,916	185,781
Fixed assets, net	21,875	21,661
Goodwill	100,937	101,340
Other intangibles, net of accumulated amortization of $5,234 and $4,132 as of December 31, 2004, and 2003, respectively	25,899	25,409
Other assets	3,931	3,153
Total assets	$ 298,558	$ 337,344
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 13,537	$ 15,040
Accrued expenses	25,310	32,437
Income taxes payable	—	11,875
Advance billings	112,836	114,801
Long-term debt, current portion	2,682	150
Total current liabilities	154,365	174,303
Deferred tax liability	10,016	9,349
Other liabilities	1,802	3,238
Long-term debt	57,810	75
Total liabilities	223,993	186,965
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock $0.01 par value; 36,000,000 shares authorized as of December 31, 2004 and 2003; 22,337,822 and 15,273,044 shares issued and outstanding as of December 31, 2004 and 2003, respectively	153	223
Exchangeable shares; $0.01 par value; 1,115,796 shares authorized, issued and outstanding as of December 31, 2003	11	—
Treasury stock	—	(93)
Additional paid-in capital — common stock	47,306	124,737
Additional paid-in capital — exchangeable shares	7,102	—
Notes receivable from stockholders	(401)	—
Accumulated other comprehensive income	1,638	2,858
Retained earnings	18,756	22,654
Total stockholders' equity	74,565	150,379
Total liabilities and stockholders' equity	$ 298,558	$ 337,344

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
	(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)		
REVENUE			
Service revenue	$ 176,365	$ 247,888	$ 277,479
Reimbursement revenue	24,648	42,109	30,165
Total revenue	201,013	289,997	307,644
OPERATING EXPENSES			
Direct costs	94,761	126,501	134,067
Reimbursable out-of-pocket costs	24,648	42,109	30,165
Selling, general, and administrative	57,897	80,585	90,139
Option purchase	—	—	3,713
Employee per option bonus related to tender	—	—	2,738
Depreciation and amortization	6,956	8,967	9,691
Management fee	800	800	704
Income from operations	15,951	31,035	36,427
Interest expense	(4,247)	(7,190)	(4,023)
Interest income	147	334	380
Other expenses, net	(721)	(4,023)	(38)
Income before income taxes	11,130	20,156	32,746
Provision for income taxes	5,493	6,909	11,997
Net income	$ 5,637	$ 13,247	$ 20,749
NET INCOME PER SHARE			
Basic	$ 0.37	$ 0.83	$ 1.13
Diluted	$ 0.32	$ 0.71	$ 1.02

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

	COMMON STOCK		EXCHANGEABLE SHARES		TREASURY STOCK	
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of December 31, 2001	14,458,588	$145	—	$ —	—	$ —
Issuance of equity securities in connection with purchase business combinations	227,824	2	1,115,796	11	—	—
Exercise of common stock options	71,520	1	—	—	—	—
Net income	—	—	—	—	—	—
Other comprehensive income						
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—
Comprehensive income						
Balance as of December 31, 2002	14,757,932	148	1,115,796	11	—	—
Issuance of common stock in connection with purchase business combination	156,824	2	—	—	—	—
Exercise of common stock options	115,088	1	—	—	—	—
Exercise of warrants	243,200	2	—	—	—	—
Net income	—	—	—	—	—	—
Other comprehensive income						
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—
Comprehensive income						
Balance as of December 31, 2003	15,273,044	$153	1,115,796	$ 11	—	$ —

The accompanying notes are an integral part of these financial statements.

ADDITIONAL PAID-IN CAPITAL — COMMON STOCK	ADDITIONAL PAID-IN CAPITAL — EXCHANGEABLE SHARES	NOTES RECEIVABLE FROM STOCKHOLDERS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	TOTAL	OTHER COMPREHENSIVE INCOME/(LOSS)
$ 43,663	$ —	$ (401)	$ (26)	$ (128)	$ 43,253	
2,431	7,102	—	—	—	9,546	
2	—	—	—	—	3	
—	—	—	—	5,637	5,637	$ 5,637
—	—	—	931	—	931	931
—	—	—	(282)	—	(282)	(282)
						$ 6,286
46,096	7,102	(401)	623	5,509	59,088	
1,174	—	—	—	—	1,176	
36	—	—	—	—	37	
—	—	—	—	—	2	
—	—	—	—	13,247	13,247	$ 13,247
—	—	—	908	—	908	908
—	—	—	107	—	107	107
						$ 14,262
$ 47,306	$ 7,102	$ (401)	$ 1,638	$ 18,756	$ 74,565	

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

	COMMON STOCK		EXCHANGEABLE SHARES		TREASURY STOCK	
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of December 31, 2003	15,273,044	$153	1,115,796	$ 11	—	$ —
Issuance of common stock for cash and stock	14,116	—	—	—	—	—
Exercise of common stock options	1,212,174	12	—	—	—	—
Exercise of warrants	729,596	7	—	—	—	—
Purchase of treasury stock	(14,216)	—	—	—	14,216	$(93)
Declaration of dividends	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Interest on notes receivable from stockholders	—	—	—	—	—	—
Payment on notes receivable from stockholders	—	—	—	—	—	—
Issuance of common stock in connection with initial public offering, net of $6,564 in fees	4,007,312	40	—	—	—	—
Transfer of exchangeable shares	1,115,796	11	(1,115,796)	(11)	—	—
Other comprehensive income						
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—
Comprehensive income						
Balance as of December 31, 2004	22,337,822	$223	$ —	$ —	14,216	$ (93)

The accompanying notes are an integral part of these financial statements.

ADDITIONAL PAID-IN CAPITAL — COMMON STOCK	ADDITIONAL PAID-IN CAPITAL — EXCHANGEABLE SHARES	NOTES RECEIVABLE FROM STOCKHOLDERS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	TOTAL	OTHER COMPREHENSIVE INCOME/(LOSS)
$ 47,306	$ 7,102	$ (401)	$ 1,638	$ 18,756	$ 74,565	
150	—	—	—	—	150	
2,766	—	(1,777)	—	—	1,001	
(6)	—	—	—	—	1	
—	—	—	—	—	(93)	
—	—	—	—	(16,851)	(16,851)	
—	—	—	—	20,749	20,749	$ 20,749
—	—	(113)	—	—	(113)	
—	—	2,291	—	—	2,291	
67,419	—	—	—	—	67,459	
7,102	(7,102)	—	—	—	—	
—	—	—	1,175	—	1,175	1,175
—	—	—	45	—	45	45
						$ 21,969
$ 124,737	$ —	$ —	$ 2,858	$ 22,654	$ 150,379	

PRA INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
	(DOLLARS IN THOUSANDS)		
CASH FLOW FROM OPERATING ACTIVITIES			
Net income	$ 5,637	$ 13,247	$ 20,749
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,956	8,967	9,691
Provision for doubtful receivables	1,888	4,851	1,914
Amortization of debt discount	379	1,642	—
Provision for deferred income taxes	(1,228)	(3,997)	2,606
Debt issuance costs writeoff	—	750	1,241
Changes in assets and liabilities:			
Accounts receivable and unbilled services	(29,251)	(18,538)	15,373
Prepaid expenses and other assets	1,444	408	1,226
Accounts payable and accrued expenses	3,481	(4,873)	7,793
Income taxes	989	(481)	12,150
Advance billings	38,147	82	(1,107)
Net cash provided by operating activities	28,442	2,058	71,636
CASH FLOW FROM INVESTING ACTIVITIES			
Purchase of fixed assets	(7,763)	(8,140)	(8,781)
Disposal of fixed assets	—	540	1,131
Purchase of marketable securities	—	—	(24,500)
Cash paid for acquisitions, net of cash acquired	(16,862)	(1,999)	(200)
Net cash used in investing activities	(24,625)	(9,599)	(32,350)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issuance of debt	10,758	69,700	5,000
Repayment of debt and capital leases	(25,341)	(43,710)	(65,275)
Proceeds from initial public offering, net of issuance costs	—	—	67,020
Issuance of stockholder notes receivable	—	—	(1,777)
Stockholder receivable payment	—	—	2,178
Payment of dividends	—	—	(16,852)
Purchase of treasury stock	—	—	(93)
Proceeds from stock option and warrant exercises	2	38	3,369
Net cash provided by (used in) financing activities	(14,581)	26,028	(6,430)
Effect of exchange rate on cash and cash equivalents	850	43	704
Increase (decrease) in cash and cash equivalents	(9,914)	18,530	33,560
Cash and cash equivalents at beginning of period	23,712	13,798	32,328
Cash and cash equivalents at end of period	$ 13,798	$ 32,328	$ 65,888
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for taxes	$ 4,951	$ 11,666	$ 3,890
Cash paid for interest	$ 3,995	$ 4,980	$ 2,630

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

PRA International (formerly PRA Holdings, Inc.) and its subsidiaries (collectively, the "Company") is a full-service global contract research organization providing a broad range of product development services for pharmaceutical and biotechnology companies around the world. The Company's integrated services includes data management, statistical analysis, clinical trials management, and regulatory and drug development consulting.

On October 20, 2004, the Board of Directors approved an amendment and restatement of the Company's Amended and Restated Certificate of Incorporation to be filed prior to the closing of the initial public offering to effect a four-for-one stock split of the outstanding common stock. The accompanying financial statements give retroactive effect to the four-for-one stock split for all periods presented.

On November 18, 2004, the Company and certain selling shareholders raised gross proceeds of $131.1 million through an initial public offering of the company's stock. Of that raise, the Company received net proceeds of approximately $67.0 million. See note 10 for further detail of the initial public offering.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company. All significant intercompany balances and transactions have been eliminated. Investments in which the Company exercises significant influence, but which do not control (generally 20% to 50% ownership interest), are accounted for under the equity method of accounting. To date, such investments have been immaterial.

RISKS AND OTHER FACTORS

The Company's revenues are dependent on research and development expenditures of the pharmaceutical and biotechnology industries. Any significant reduction in research and development expenditures by the pharmaceutical and biotechnology industries could have a material adverse effect on the Company and its results of operations.

Clients of the Company generally may terminate contracts without cause upon 30 to 60 days notice. While the Company generally negotiates deposit payments and early termination fees up front, such terminations could significantly impact the future level of staff utilization and have a material adverse effect on the Company and the results of future operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company's method of revenue recognition requires estimates of costs to be incurred to fulfill existing long-term contract obligations. Actual results could differ from those estimates. Estimates are also used when accounting for certain items such as provision for doubtful receivables, depreciation and amortization, asset impairment, certain acquisition-related assets and liabilities, income taxes, fair market value determinations, and contingencies.

CASH EQUIVALENTS

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

UNBILLED SERVICES

Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed and include reimbursement revenue. Unbilled services are generally billable upon submission of appropriate billing information, achievement of contract milestones or contract completion.

FIXED ASSETS

Fixed assets and software purchased or developed for internal use are recorded at cost and are depreciated on a straight-line basis over the following estimated useful lives:

Furniture and equipment	7 years
Computer hardware and software	3-7 years
Leasehold improvements	The shorter of 10 years or the lease term

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of financial instruments, including cash and cash equivalents, trade receivables, contracts receivable, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturities of these instruments. The Company's long-term debt bears interest at a variable market rate, and the Company believes that the carrying amount of the long-term debt approximates fair value.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the recoverability of its long-lived asset groups, including furniture and equipment, computer hardware and software, leasehold improvements, and other finite-lived intangibles, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company's primary measure of fair value is based on discounted cash flows. The measurement of impairment requires the Company to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

GOODWILL AND OTHER INTANGIBLES

The Company follows Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), whereby goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Separate intangible assets that have finite useful lives continue to be amortized over their estimated useful lives. No impairments were identified during the years ended December 31, 2002 and 2003.

ADVANCE BILLINGS

Advance billings represent amounts associated with services, reimbursement revenue and investigator fees that have been received but have not yet been earned or paid.

REVENUE RECOGNITION

Revenue from fixed-price contracts are recorded on a proportional performance basis. To measure performance, the Company compares the direct costs incurred to estimated total direct contract costs through completion. The estimated total direct costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Direct costs consist primarily of direct labor and other related costs. Revenue from time and materials contracts are recognized as hours are incurred, multiplied by contractual billing rates. Revenue from unit-based contracts are generally recognized as units are completed.

A majority of the Company's contracts undergo modifications over the contract period and the Company's contracts provide for these modifications. During the modification process, the Company recognizes revenue to the extent it incurs costs, provided client acceptance is deemed reasonably assured and amounts are reasonably estimable.

If it is determined that a loss will result from performance under a contract, the entire amount of the loss is charged against income in the period in which the determination is made.

REIMBURSEMENT REVENUE AND REIMBURSABLE OUT-OF-POCKET COSTS

In addition to the various contract costs previously described, the Company incurs out-of-pocket costs, in excess of contract amounts, which are reimbursable by its customers. Pursuant to EITF 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company includes out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket costs in the consolidated statements of operations.

As is customary in the industry, the Company routinely enters into separate agreements on behalf of its clients with independent physician investigators in connection with clinical trials. The reimbursements received for investigator fees are netted against the related cost, since such fees are the primary obligation of the Company's clients, on a "pass-through basis," without risk or reward to the Company. The Company is not obligated either to perform the service or to pay the investigator in the event of default by the client.

SIGNIFICANT CUSTOMERS

Service revenue from individual customers greater than 10% of consolidated service revenue; in the respective periods were as follows:

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
Customer A	12%	*	*
Customer B	*	11%	16%
Customer C	*	10%	12%

* Less than 10% of consolidated service revenues in the respective period.

Due to the nature of the Company's business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be insignificant in the next. However, it is possible that the loss of any single significant customer could have a material adverse effect on the Company's results from operations.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable, and unbilled services. As of December 31, 2004, substantially all of the Company's cash and cash equivalents were held in or invested with domestic banks. Accounts receivable include amounts due from pharmaceutical and biotechnology companies. Accounts receivable from individual customers that are equal to or greater than 10% of consolidated accounts receivable in the respective periods were as follows:

	AS OF DECEMBER 31,	
	2003	2004
Customer B	10%	16%
Customer C	*	15%

* Less than 10% of consolidated accounts receivable and unbilled services as of the end of each period.

The Company establishes an allowance for potentially uncollectible receivables. In management's opinion, there is no additional material credit risk beyond amounts provided for such losses.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the period. Equity activities are translated at the spot rate effective at the date of the transaction. Revenue and expense accounts and cash flows of these operations are translated at average exchange rates prevailing during the period the transactions occurred. Translation gains and losses are included as an adjustment to the accumulated other comprehensive income account in stockholders' equity. Transaction gains and losses are included in other income (expenses), net, in the accompanying Consolidated Statements of Operations. The Company recorded transaction losses of $0.6 million and $4.1 million during the years ended December 31, 2002 and 2003, respectively and a transaction gain of $0.5 million during the year ended December 31, 2004.

COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) include the foreign currency translation adjustment and an adjustment resulting from a change in the fair value of an interest rate agreement.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not. Future reversals of valuation allowance on acquired deferred tax assets will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statement of operations. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities, exclusive of amounts related to the exercise of stock options which benefit is recognized directly as an increase in stockholders' equity.

STOCK-BASED COMPENSATION

The Company measures compensation expense for its employee stock-based compensation in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under this method, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period. As the exercise price of the stock option has equaled or exceeded the fair market value of the underlying common stock at the date of grant, no compensation expense has been recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Had compensation cost been determined based on the stock's fair market value at the grant dates for awards under the Company's stock option plan in accordance with FAS No. 123, the Company's net income would have been as follows:

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
	(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)		
Net income, as reported	$ 5,637	$ 13,247	$ 20,749
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(176)	(281)	(398)
FAS No. 123 pro forma net income	$ 5,461	$ 12,966	$ 20,351
Basic net income per share, as reported	$ 0.37	$ 0.83	$ 1.13
Basic net income per share, pro forma	$ 0.36	$ 0.81	$ 1.10
Diluted net income per share, as reported	$ 0.32	$ 0.71	$ 1.02
Diluted net income per share, pro forma	$ 0.31	$ 0.69	$ 1.00

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of the options granted and assumptions used to derive the fair values are set forth in the following table:

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
Weighted-average fair value of options granted	$ 0.83	$ 0.75	$ 5.29
Risk-free rate	3.50%	2.54%	3.25%
Expected life, in years	4.0	4.0	4.6
Dividend yield	0%	0%	0%
Volatility	0%	0%	25.23%

DEBT ISSUANCE COSTS

Debt issuance costs relating to the Company's credit facilities are deferred and amortized to interest expense using the straight-line method, which approximates the interest method, over the respective terms of the debt concerned.

NET INCOME PER SHARE

Basic income per common share is computed by dividing reported net income by the weighted average number of common shares and common shares obtainable upon the exchange of exchangeable shares outstanding during each period.

Diluted income per common share is computed by dividing reported net income by the weighted average number of common shares, common shares obtainable upon the exchange of exchangeable shares, and dilutive common equivalent shares outstanding during each period. Dilutive common equivalent shares consist of stock options and warrants.

DERIVATIVES

The Company utilizes derivative financial instruments to reduce interest rate risks and does not hold derivative instruments for trading purposes. Derivatives are accounted for in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If designated as a cash flow hedge, the corresponding changes in fair value are recorded in stockholders equity (as a component of comprehensive income/expense).

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29." SFAS No. 153 amends APB Opinion No. 29 and requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on our financial position, results of operations or cash flows.

In December 2004 the FASB issued revised SFAS No. 123(R), "Share-Based Payment." SFAS 123(R) requires that a public entity measure and recognize in the statement of operations the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Adoption of SFAS 123(R) is required for fiscal periods beginning after June 15, 2005. The Company has not determined which transition alternative it will elect upon adoption of SFAS 123(R), and is evaluating SFAS 123(R) and believes it will reduce operating earnings after adoption, however, it will not impact The Company's financial position or cash flows.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with current year's presentation.

(2) ACQUISITIONS

There were no material acquisitions during 2004. During 2002 and 2003, the Company completed four strategic acquisitions of contract research organizations in order to expand its international operations and therapeutic expertise.

CLINCARE CONSULTING BVBA

On December 1, 2003, the Company acquired all of the equity of ClinCare Consulting BVBA ("ClinCare"). The Company paid approximately a combined $4.0 million of cash and 156,824 shares of common stock of the Company. The acquisition was accounted for as a business combination using the purchase method of accounting. Results of ClinCare's acquired operations have been included in the consolidated financial statements from the date of acquisition.

The purchase price, including certain adjustments subsequent to the closing date of the ClinCare acquisition, was allocated as follows (dollars in thousands):

Accounts receivable	$ 266
Other current assets	23
Fixed assets and other tangible assets	15
Goodwill and identifiable intangibles	2,686
Liabilities	(196)
Purchase price, net of cash acquired of $1.2 million	$ 2,794

VALID-TRIO GMBH

On October 8, 2003, the Company acquired all of the assets and benefits of existing contracts of Valid-Trio GmbH ("Valid-Trio"). The Company paid $0.2 million in cash consideration. The purchase resulted in recorded goodwill of $0.2 million. Results of Valid-Trio's acquired operations have been included in the consolidated financial statements from the date of acquisition.

CROMEDICA INTERNATIONAL INC.

On June 19, 2002, the Company acquired all of the outstanding equity of CroMedica International Inc. ("CroMedica"). The Company paid approximately $25.3 million in cash, common stock and exchangeable shares and assumed liabilities of approximately $25.0 million. Results of CroMedica's operations have been included in the consolidated financial statements of the Company from the date of acquisition. The fair value of options assumed in the transaction was estimated using the Black-Scholes option pricing model.

The purchase price, including certain adjustments subsequent to the closing date of the CroMedica acquisition, was allocated as follows (dollars in thousands):

Other assets	$ 19,038
Other liabilities	(24,980)
Goodwill	28,351
Intangible assets	2,917
	$ 25,326

STATICON INTERNATIONAL ESPAÑA, SA

On April 19, 2002, the Company acquired all of the outstanding equity of Staticon International, SA ("Staticon"). The Company paid approximately $3.3 million in cash and equity and assumed liabilities of approximately $1.5 million. The acquisition was accounted for as a business combination using the purchase method of accounting. Results of Staticon's acquired operations have been included in the consolidated financial statements from the date of acquisition.

The purchase price, including certain adjustments subsequent to the closing date of the Staticon acquisition, was allocated as follows (dollars in thousands):

Accounts receivable	$ 484
Fixed assets and other tangible assets	1,007
Goodwill	2,432
Intangibles	908
Liabilities	(1,491)
	$ 3,340

(3) MARKETABLE SECURITIES

The Company has short-term investments in Auction Rate Securities, or ARS. ARS generally have long-term stated maturities of 20 to 30 years. However, these securities have certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate them through a Dutch auction process that occurs on pre-determined intervals of less than 90 days. As such, these investments are classified as short-term investments. The Company's short-term investments are classified as available-for-sale securities due to management's intent regarding these securities. As of December 31, 2003 and 2004, there were no unrealized gains or losses associated with these investments and the adjusted fair market value equaled the adjusted cost. There were no marketable securities at December 31, 2003. At December 31, 2004, the Company held $24.5 million in marketable securities.

(4) ACCOUNTS RECEIVABLE AND UNBILLED SERVICES

Accounts receivable and unbilled services include service revenue, reimbursement revenue, and amounts associated with work performed by investigators (dollars in thousands):

	AS OF DECEMBER 31,	
	2003	2004
Accounts receivable	$ 55,584	$ 59,384
Unbilled services	48,513	29,993
	104,097	89,377
Less: Allowance for doubtful accounts	(4,580)	(4,897)
	$ 99,517	$ 84,480

(5) FIXED ASSETS

Fixed assets consisted of the following (dollars in thousands):

	AS OF DECEMBER 31,	
	2003	2004
Leasehold improvements	$ 3,880	$ 4,714
Computer hardware and software	23,731	30,473
Furniture and equipment	8,803	9,856
Less: Accumulated depreciation and amortization	(14,539)	(23,382)
	$ 21,875	$ 21,661

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were $5.3 million, $7.2 million and $8.8 million, respectively.

(6) GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 were as follows (dollars in thousands):

Carrying amount as of December 31, 2002	$ 100,560
Acquisitions	3,283
Adjustments to finalize purchase price allocations	(5,662)
Foreign currency exchange rate changes	2,756
Carrying amount as of December 31, 2003	100,937
Foreign currency exchange rate changes	403
Carrying amount as of December 31, 2004	$ 101,340

Other intangibles consist of the following (dollars in thousands):

		As of December 31, 2003			As of December 31, 2004		
	Weighted Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete and other agreements	2	$ 2,198	$ 2,131	$ 67	$ 2,776	$ 2,442	$ 334
Customer relationships	10	7,879	1,501	6,378	7,897	2,319	5,578
Trade names	Indefinite	19,954	500	19,454	19,970	473	19,497
		$ 30,031	$ 4,132	$25,899	$ 30,643	$ 5,234	$ 25,409

Amortization expense related to other intangibles was approximately $1.6 million, $1.4 million and $0.9 million for 2002, 2003 and 2004, respectively. For each of the next five years, amortization expense relating to the identified intangibles is expected to be $1.1 million for 2005 and $0.8 million for 2006 through 2009.

(7) ACCRUED EXPENSES

Accrued expenses consisted of the following (dollars in thousands):

	As of December 31, 2003	As of December 31, 2004
Accrued payroll and related expenses	$ 16,645	$ 20,503
Accrued expenses	9,643	15,172
	26,288	35,675
Less current portion of accrued expenses	(25,310)	(32,437)
	$ 978	$ 3,238

(8) LONG-TERM DEBT

Long-term debt consisted of the following (dollars in thousands):

	As of December 31, 2003	As of December 31, 2004
Senior notes payable	$ 60,000	$ —
Obligations under capital leases	492	225
	60,492	225
Less current portion	(2,682)	(150)
	$ 57,810	$ 75

CREDIT AGREEMENT

On December 23, 2003 the Company completed a refinancing of its debt facilities. The Company amended and restated its credit agreement (the "Credit Agreement") to provide a $25.0 million revolving loan ("Revolver"); a $20.0 million term loan A; and a $40.0 million term loan B. The term loan A and the term loan B are collectively referred to as the Senior Notes Payable. The Revolver was a revolving line of credit facility that had a five-year term. The variable interest rate was a spread over either (a) the prime rate or the rate which was 0.5% in excess of the federal funds rate or (b) the eurodollar rate. The facility had a mandatory repayment feature based upon certain financial covenants predicated on (a) annual leverage ratios or (b) the occurrence of certain financial transactions or divestitures. The Company was required to pay a commitment fee on the unused commitments depending on the leverage ratio. As of December 31, 2003, there were no borrowings under the Revolver. The Revolver secured $0.6 million in letters of credit outstanding in connection with various real estate leases and a $3.4 million revolving credit facility for European operations. No amounts had been drawn on the letter of credit. The Senior Notes Payable were floating rate term loans with scheduled fixed, quarterly repayments through 2009. The variable interest rate was based on a fixed spread over either (a) the greater of the prime rate or the rate which was 0.5% in excess of the federal funds rate or (b) the eurodollar rate. At December 31, 2003, the weighted average interest rate of 4.0% existed on the $60.0 million outstanding under Senior Notes Payable. These facilities had mandatory repayments similar to those of the Revolver. The Senior Notes Payable and the Revolver were secured by the Company and were subject to certain quarterly covenants. As of December 31, 2003, the Company was in compliance with all of the covenants of the above Credit Agreement. On May 17, 2004, the Company amended this facility and increased the term loan A to $20.7 million, term loan B to $43.1 million, and the revolver to $23.8 million. In connection with the Company's initial public offering, the Senior Notes Payable were paid off on November 23, 2004.

On December 23, 2004, the Company entered into a new revolving credit facility with a syndicate of banks (the "Credit Facility") and terminated its credit facility dated December 23, 2003, as amended May 17, 2004. The Credit Facility provides for a $75.0 million revolving line of credit that terminates on December 23, 2008 or earlier in certain circumstances. At any time within three years after December 23, 2004 and so long as no event of default is continuing, the Company has the right, in consultation with the administrative agent, to request increases in the aggregate principal amount of the facility in minimum increments of $5.0 million up to an aggregate increase of $50.0 million (and which would make the total amount available under the facility $125.0 million). The Credit Facility is available for general corporate purposes (including working capital expenses, capital expenditures, and permitted acquisitions), the issuance of letters of credit and swingline loans. A portion of the facility is available for alternative currency loans.

The interest rates applicable to loans under the Credit Facility are floating interest rates that, at the Company's option, equal a base rate or a LIBOR rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate and (b) the overnight federal funds rate plus 0.50%. The Company may choose interest periods of 1, 2, 3 or 6 months. In addition, the Company is required to pay to the lenders under the facility a commitment fee of 0.25% or 0.375% per annum for unused commitments depending on the Company's leverage ratio. Voluntary prepayments of loans and voluntary reductions in the unused commitments under the Credit Facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations. The facility is unsecured, but the Company has granted a pledge on its assets and those of its subsidiaries that guarantees the facility for the benefit of the lenders under the facility. The Credit Facility requires the Company to comply with certain financial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth. As of December 31, 2004, the Company was in compliance with all of the covenants of the revolving credit agreement. Approximately $0.75 million and $1.2 million of deferred financing costs were expensed as of December 31, 2003 and 2004, respectively, as a result of the refinancings.

SUBORDINATED NOTES PAYABLE

In connection with the December 23, 2003 refinancing the Company prepaid the $20.0 million subordinated notes payable, of which $18.4 million was outstanding at December 31, 2002. The Company has no further obligation to the former holders of the subordinated notes payable. Upon the repayment of the subordinated notes payable, the Company recorded an additional interest expense of $0.8 million for the recognition of the remaining unamortized debt issuance costs.

The Company had an interest rate agreement that it used to offset potential adverse effects of rising interest rate charged on the Senior Notes Payable. The interest rate agreement is structured such that, when base interest rates rise above or fall below certain thresholds, the Company receives payments based on a variable interest rate and makes payments based on a fixed interest rate. During the periods the Senior Notes Payable were outstanding, the interest rate agreement was not held for speculative purposes and the Company accounted for the interest rate agreement as a hedge during those periods. The amounts paid or received under this agreement were recognized as adjustments to interest expense. The Company recorded a liability for the fair value of this interest rate agreement of $0.2 million and $0.0 million at December 31, 2003 and December 31, 2004, respectively. This liability was included in other accrued expenses. The corresponding amounts were included in other comprehensive income, as the Company met the criteria of FAS 133, "Accounting for Derivative Instruments and Hedging Activities," to record the interest rate agreement as a cash flow hedge. Subsequent to the payoff of the Senior Notes Payable on November 26, 2004, the interest rate agreement did not meet the criteria of FAS 133 and the change in value from that date to December 31, 2004, which was immaterial, was recorded as other income.

CAPITAL LEASES

The Company leases certain equipment having an original cost basis of approximately $2.0 and $1.9 million as of December 31, 2003 and 2004, respectively, under a capital lease agreement. Accumulated depreciation of approximately $1.3 million and $1.5 million has been recorded as of December 31, 2003 and 2004, respectively. The leases expire in various years through 2008.

Aggregate principal payments of long-term debt, including payments under capitalized lease agreements as of December 31, 2004, are as follows (dollars in thousands):

	YEAR ENDING DECEMBER 31, LONG-TERM DEBT
2005	$ 175
2006	55
2007	7
2008	2
Less: interest on capitalized leases	(14)
Total	$ 225

(9) INCOME TAXES

The provision for income taxes was as follows (dollars in thousands):

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
CURRENT:			
Federal	$ 5,236	$ 6,201	$ 6,303
State	1,294	1,390	2,086
Foreign	191	3,315	1,215
Total current	6,721	10,906	9,604
DEFERRED:			
Federal	(1,068)	(3,344)	5,973
State	(160)	(554)	68
Foreign	(651)	255	(1,678)
Valuation allowance	651	(354)	(1,970)
Total deferred	(1,228)	(3,997)	2,393
	$ 5,493	$ 6,909	$ 11,997

The foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2004, the Company had cumulative foreign net operating loss carryforwards of approximately $17.9 million. No benefit for these net operating losses has been recognized for financial statement purposes. The carryforward periods for these losses vary from five years to an indefinite number of years depending on the jurisdiction. The Company's ability to offset future taxable income with the foreign net operating loss carryforwards may be limited in certain instances, including changes in ownership.

The cumulative amount of undistributed earnings of foreign subsidiaries for which the Company has not provided U.S. income taxes at December 31, 2004 was approximately $20.2 million. No provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries since such earnings are deemed to have been permanently invested in the foreign operations.

The provision for income taxes results in effective tax rates that differ from the expected tax provision or benefit at the U.S. federal statutory rate as follows:

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	5.3	4.2	4.4
Nondeductible expenses	1.1	1.9	1.0
Amortization of goodwill	—	—	—
Utilization of previously unrecognized foreign operating losses and current year foreign losses for which no benefit has been recognized	4.3	(3.1)	(4.2)
Other	3.7	(3.7)	0.4
Effective income tax rate	49.4%	34.3%	36.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Significant components of the Company's deferred taxes were as follows (dollars in thousands):

	DECEMBER 31,	
	2003	2004
Foreign operating loss carryforwards	$ 8,269	$ 6,299
Prepaid items	(248)	(557)
Accruals and reserves	6,066	5,957
Identified intangibles	(8,656)	(8,328)
Depreciation	(3,799)	(2,869)
Deferred revenue	4,832	1,600
Valuation allowance	(8,269)	(6,299)
Net deferred tax liability	$ (1,805)	$ (4,197)

Included in the deferred tax asset relating to operating loss carryforwards as of December 31, 2004 and 2003 is $3.0 million relating to operating loss carryforwards acquired in the CroMedica transaction.

In determining the extent to which a valuation allowance for net deferred tax assets is required, the Company evaluates all available evidence including projections of future taxable income, carry back opportunities, and other tax planning strategies. The valuation allowance at December 31, 2003 and December 31, 2004, relates to foreign net operating losses. The Company believes that it is more likely than not that the deferred tax asset related to these foreign net operating losses will not be realized. If in the future, the Company determines that utilization of these deferred tax assets related to the foreign net operating losses becomes more likely than not, the Company will reduce the valuation allowance at that time.

(10) STOCKHOLDERS' EQUITY

AUTHORIZED SHARES

The Company is authorized to issue up to forty million shares of stock, of which thirty-six million have been designated as common stock and four million have been designated as preferred stock.

COMMON STOCK WARRANTS

The Company issued a warrant to each holder of subordinated notes payable upon the closing of the Merger. The warrants were immediately exercisable upon issuance into 972,796 shares of common stock of the Company, had an exercise price of $0.01 per share, and expire in June 2009. The pro rata fair value of these warrants of $2.0 million was determined using the Black Scholes valuation model and recorded as additional debt discount which was amortized as additional interest expense. The unamortized debt discount of $1.3 million was charged to interest expense upon the repayment of the subordinated notes payable in 2003. On December 18, 2003 and January 19, 2004 the warrants were exercised and 243,200 shares and 729,596 shares, respectively, of common stock were issued.

INITIAL PUBLIC OFFERING

On November 18, 2004, the Company's common stock began trading on The Nasdaq National Market under the symbol "PRAI." The initial public offering including the underwriters allotment consisted of 3.9 million shares of common stock sold by the Company and an additional 3.0 million shares sold by the selling shareholders at an initial offering price of $19.00 per share. The Company received from the offering net proceeds of approximately $67.0 million, after offering expenses, of which it used $28.7 million to extinguish all outstanding principal and accrued interest under the credit facilities. The remaining net proceeds of approximately $38.3 million will be used for the execution of the Company's strategy of expanding its therapeutic expertise, service offerings and geographic reach, including possible future acquisitions. The Company received no proceeds from the sale of common stock by the selling stockholders.

STOCKHOLDERS' AGREEMENT

The Company and its stockholders are party to an agreement which, among other provisions, provides the Company with the right, in certain instances, to repurchase shares owned by stockholders and affords certain stockholders with security registration rights.

EXCHANGEABLE SHARES

In connection with the CroMedica acquisition, the Company issued 1,115,796 exchangeable shares to the controlling stockholders of CroMedica. Prior to the initial public offering these exchangeable shares were converted into the like number of shares of common stock of the Company.

NOTES RECEIVABLE FROM STOCKHOLDERS

In December 2001, an executive officer and stockholder exercised options to purchase 270,176 shares of common stock. In consideration, the Company received a note for $0.4 million that bears interest at 4.8% per year.

In January 2004, six officers and stockholders exercised options to purchase an aggregate 888,272 shares of common stock. In consideration, the Company received notes totaling $1.8 million that bear interest at 4.0% per year.

Prior to the Company's IPO, all notes receivable from stockholders and the related interest were paid in full.

STOCK AND OPTION REPURCHASE AND DIVIDEND AND BONUS PAYMENT

In January 2004, the Company closed its tender offer to repurchase shares and vested options. The Company repurchased 14,216 shares of common stock and recorded treasury stock for $0.1 million. The Company also repurchased 843,260 vested stock options, primarily from a former employee, which resulted in an operating compensation expense of $3.7 million.

Subsequent to the closure of the tender offer, the board of directors declared a $0.94 per share dividend payable to all stockholders and a $0.94 per option bonus to all current employee option holders. The total dividend amount of $16.9 million was recorded as a reduction of retained earnings. For the portion of the bonus relating to vested options, the Company recorded bonus expense of $2.7 million. The total compensation expense recognized during 2004 as a result of the option repurchase and per option bonus payment was $6.5 million.

(11) STOCK OPTIONS

The Company generally grants stock options with exercise prices at least equal to the then fair market value of the Company's common stock, as determined by the board of directors.

Options generally vest over a four-year period and expire not more than ten years from the date of grant. As of December 31, 2004, there were 2,023,738 authorized and unissued options available for issuance.

The following table summarizes the Company's stock option activity:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 2002	4,993,852	$ 3.28
Granted	382,000	7.81
Exercised	(115,084)	0.33
Expired/forfeited	(154,744)	3.13
Outstanding at December 31, 2003	5,106,024	3.69
Granted	1,102,500	16.50
Exercised	(1,346,647)	2.40
Repurchased	(843,260)	2.25
Expired/forfeited	(619,636)	4.24
Outstanding at December 31, 2004	3,398,981	$ 8.46

The following table summarizes information regarding options outstanding and exercisable as of December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING AS OF DECEMBER 31, 2004	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AS OF DECEMBER 31, 2004	WEIGHTED-AVERAGE EXERCISE PRICE
$ 0.02 - $1.48	48,496	6.59	$ 0.38	48,496	$ 0.38
2.50 - 2.79	177,329	4.23	2.70	177,329	2.70
3.18 - 3.49	1,080,343	5.90	3.35	861,100	3.32
4.03 - 6.56	686,234	7.60	6.44	507,117	6.48
7.50 - 8.56	344,079	8.39	7.84	88,000	7.83
10.63 - 19.00	1,062,500	9.65	16.50	—	—
	3,398,981	7.59	$ 8.46	1,682,042	$ 4.36

The following table sets forth the weighted-average shares used to compute the basic and diluted earnings per share.

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
Weighted-average common shares outstanding — basic	15,204,232	15,965,408	18,442,313
Effect of stock options and warrants	2,353,400	2,700,604	1,887,539
Weighted-average common shares outstanding — diluted	17,557,632	18,666,012	20,329,852

(12) COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space under operating lease agreements expiring in various years through 2015. The Company has sublease agreements for certain facilities to reduce rent expense and accommodate expansion needs. The subleases expire in various years through 2006. Sublease rental income of $0.8 million and $1.5 million was recorded as a reduction of rent expense during each of the years ended December 31, 2003 and 2004, respectively. The Company also leases certain office equipment under operating leases expiring in various years through 2005.

Rent expense under non-related party operating leases, net of sublease rental income, for the years ended December 31, 2002, 2003, and 2004 was approximately $7.5 million, $9.8 million, and $12.7 million respectively.

The Company leases operating facilities from a related party. The leases, which have a renewal option, began on April 1, 1997, and expired on September 30, 2004. Three of the four leases were extended through June 2005. The leases feature fixed annual rent increases of approximately 2.7%. Rental expense under these leases was approximately $1.6 million, $1.4 million, and $1.6 million for the years ended December 31, 2002, 2003, and 2004 respectively.

Future minimum lease commitments on non-cancelable operating leases are as follows (dollars in thousands):

	YEAR ENDING DECEMBER 31,			
	RELATED PARTY	OTHER	SUBLEASE RENTAL INCOME	NET TOTAL
2005	$ 741	$ 16,938	$ (1,287)	$ 16,392
2006	—	15,060	(778)	14,282
2007	—	12,793	(65)	12,728
2008	—	10,579	—	10,579
2009	—	10,565	—	10,565
Thereafter	—	43,125	—	43,125
	$ 741	$ 109,060	$ (2,130)	$ 107,671

EMPLOYMENT AGREEMENTS

The Company has entered into employment and non-compete agreements with certain management employees. In the event of termination of employment, employees will receive up to one year of their annual salary. Each employment agreement also contains provisions that restrict the employees' ability to compete directly with the Company for a period of one year after employment terminates. In addition, stock option grant agreements of these employees provide the Company with the right to repurchase from the employee or the employee with the right to sell to the Company, stock owned by the employee in certain, limited instances of termination.

LEGAL PROCEEDINGS

The Company is involved in legal proceedings from time to time in the ordinary course of its business, including employment claims and claims related to other business transactions. Although the outcome of such claims is uncertain, management believes that these legal proceedings will not have a material adverse effect on the financial condition or results of future operations of the Company.

The Company is involved in an arbitration proceeding with Cell Therapeutics, Inc. (formerly Novuspharma S.p.A.) before the International Chamber of Commerce, International Court of Arbitration related to a dispute over the performance of clinical trial services. The Company seeks payment of approximately $0.7 million for unpaid services and expenses. Cell Therapeutics has counterclaimed and seeks $3.8 million for refunds of prior payments, $4.6 million for recuperation of lost investments, $20.3 million for expenses incurred, and unspecified damages for loss of commercial reputation and profits. The Company believes these counterclaims are without merit and is vigorously contesting them.

INSURANCE

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including, without limitation, loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice. The Company's retentions and deductibles associated with these insurance policies range from $0.025 million to $0.5 million.

EMPLOYEE HEALTH INSURANCE

The Company is self-insured for health insurance for employees within the United States. The Company maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.15 million per member per year. As of December 31, 2003 and 2004, the Company maintained a reserve of approximately $1.0 million and $1.25 million, respectively, included in other accrued expense on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

(13) EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Plan (the "Plan") in the United States, which covers substantially all employees of its U.S. subsidiary. Eligible employees may contribute up to 20% of their pre-tax salary, and the Company will match a maximum of 50% of employee contributions up to 6% of base salary. The employer contributions to the Plan were approximately $1.5 million for both the years ended December 31, 2003 and 2004, respectively.

(14) LEASE TERMINATION

In November 2004, the Company relocated its corporate headquarters to Reston, Virginia and vacated its leased building in Mclean, Virginia. During the quarter ended December 31, 2004, a $1.3 million charge was recorded for the remaining lease payments net of estimated sublease income. No payments or adjustments were made against this liability as of December 31, 2004.

During the second quarter of 2003 the Company closed its Cambridge, England office to eliminate excess internal capacity. The Company recorded an expense of $2.6 million related to this action, which is recorded in selling, general and administrative expenses and consists primarily of lease termination costs. Payments of $0.1 million were made resulting in a total accrued restructuring liability balance of $2.5 million at December 31, 2003. During 2004 the company revised its estimate of lease termination costs resulting in an additional charge of approximately $0.8 million. Payments of approximately $0.8 million were made during the year, resulting in a total accrued restructuring liability of $2.5 million at December 31, 2004.

(15) RELATED-PARTY TRANSACTIONS

As described in Note 12, the Company leases certain operating facilities from a related party.

Subject to the provisions of the Senior Note Payable, the Company paid management fees to its majority stockholder. The Company recorded management fees of $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. In connection with the initial public offering, the management fee arrangement was terminated.

At December 31, 2003, there was a $0.4 million secured promissory note outstanding from an officer of the Company which was recorded as a reduction of additional paid-in capital. During 2004, the Company received additional secured promissory notes from six officers of the Company totaling approximately $1.8 million. These were recourse notes that were secured by the common stock of the Company. Prior to the Company's IPO these amounts were paid in full.

(16) SEGMENT REPORTING — OPERATIONS BY GEOGRAPHIC AREA

The Company's operations consist of one reportable segment, which represents management's view of the Company's operations based on its management and internal reporting structure. The following table presents certain enterprise-wide information about the Company's operations by geographic area (dollars in thousands):

	YEAR ENDED DECEMBER 31,		
	2002	2003	2004
SERVICE REVENUE			
United States	$ 135,887	$ 167,097	$ 175,705
Canada	9,660	24,880	24,704
Europe	29,208	52,101	70,715
Other	1,610	3,810	6,355
	$ 176,365	$ 247,888	$ 277,479
LONG-LIVED ASSETS			
United States	$ 104,967	$ 123,971	$ 122,988
Canada	15,957	11,169	10,750
Europe	22,012	16,280	16,512
Other	5,085	1,222	1,313
	$ 148,021	$ 152,642	$ 151,563

(17) SUBSEQUENT EVENTS

On January 20, 2005, the Company entered into foreign currency derivatives to mitigate exposure to movements between the US dollar and the British pound and the US dollar and Euro. The Company agreed to purchase a given amount of British pounds and Euros at established dates through 2005. The transactions were structured as no-cost collars whereby the Company will neither pay more than an established ceiling exchange rate nor less than an established floor exchange rate on the notional amounts hedged. These derivatives are accounted for in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company recognizes derivatives as instruments as either assets or liabilities in the balance sheet and measures them at fair value. These derivatives are designated as cash flow hedges and accordingly the changes in fair value will be recorded in stockholders equity (as a component of comprehensive income/expense).

(18) QUARTERLY FINANCIAL DATA

The following table sets forth certain unaudited quarterly consolidated financial data for each quarter in our last completed fiscal year and the two subsequent quarters. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	THREE MONTHS ENDED			
	MARCH 31, 2003	JUNE 30, 2003	SEPTEMBER 30, 2003	DECEMBER 31, 2003
Service revenue	$ 58,844	$ 63,386	$ 64,167	$ 61,491
Direct costs	31,299	32,436	31,152	31,614
Selling, general, and administrative	17,654	20,927	20,942	21,062
Depreciation and amortization	2,185	2,081	2,237	2,464
Income from operations	7,506	7,741	9,636	6,153
Net income (loss)	4,005	3,613	6,557	(928)[1]
Net income (loss) per share:				
Basic	$ 0.25	$ 0.23	$ 0.41	$ (0.06)
Diluted	$ 0.21	$ 0.18	$ 0.33	$ (0.06)
FTE's[2]	2,102	2,121	2,106	2,172

	THREE MONTHS ENDED			
	MARCH 31, 2004	JUNE 30, 2004	SEPTEMBER 30, 2004	DECEMBER 31, 2004
Service revenue	$ 66,830	$ 69,130	$ 70,311	$ 71,208
Direct costs	32,771	33,304	32,814	35,178
Selling, general, and administrative	21,993	21,811	23,576	22,759
Depreciation and amortization	2,337	2,358	2,355	2,641
Income from operations	4,265	11,136	10,964	10,062
Net income	2,357	7,534	5,967	4,891
Net income per share:				
Basic	$ 0.13	$ 0.42	$ 0.33	$ .25
Diluted	$ 0.12	$ 0.37	$ 0.29	$ .22
FTE's[2]	2,211	2,229	2,274	2,299

(1) In connection with the December 23, 2003 refinancing the Company prepaid the $20 million subordinated notes payable. Approximately $1.9 million of related debt issuance costs were expensed and are included in the quarter ended December 31, 2003 loss of $928,000.

(2) Represents the average or mathematical number of full time equivalent employees for the stated period.

EXECUTIVE MANAGEMENT

PATRICK K. DONNELLY
President and Chief Executive Officer

DAVID W. DOCKHORN
Executive Vice President

ERICH MOHR
Executive Vice President

JAMES C. POWERS
Executive Vice President

J. MATTHEW BOND
Senior Vice President and
Chief Financial Officer

KEN NEWPORT
Senior Vice President

MONIKA PIETREK
Senior Vice President

BRUCE A. TEPLITZKY
Senior Vice President

WILLIAM M. WALSH III
Senior Vice President

BOARD OF DIRECTORS

JEAN-PIERRE L. CONTE[2,3]
Chairman

PATRICK K. DONNELLY

ROBERT J. WELTMAN[1]

MELVIN D. BOOTH[1]

ROBERT E. CONWAY[1,2,3]

ARMIN KESSLER[2,3]

1. AUDIT COMMITTEE
2. COMPENSATION COMMITTEE
3. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

DESIGN / SAMATAMASON PHOTOGRAPHY / VICTOR JOHN PENNER PRINTING / BLANCHETTE PRESS

SHAREOWNER INFORMATION

WORLD HEADQUARTERS
PRA International
12120 Sunset Hills Road, Suite 600
Reston, VA 20190
+1 (703) 464-6300

COMMON STOCK INFORMATION
The common stock of PRA International is listed and traded on the NASDAQ Stock Market (Symbol PRAI). PRA International completed its initial public offering on November 18, 2004 at an offering price of $19.00 per share. The closing share price on December 31, 2004 was $24.78.

As of April 29, 2005, there were [illegible] shares outstanding of the company's common stock.

SHAREHOLDER INQUIRIES
J. Matthew Bond
Chief Financial Officer
PRA International
12120 Sunset Hills Road, Suite 600
Reston, VA 20190
+1 (703) 464-6300
Email: bondmatt@praintl.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
McLean, VA

LEGAL COUNSEL
Latham and Watkins LLP
Washington, DC

INVESTOR RELATIONS WEBSITE:
www.prainternational.com
The most current corporate and investor information is on our website which includes press releases, corporate governance information, the company's code of ethics, SEC filings, and web casts of quarterly earnings conference calls.

PUBLICATIONS
The company's annual report on Form 10-K is available free of charge online at www.prainternational.com. A notice of the Annual Meeting of Shareholders and Proxy statement is furnished in advance of the annual meeting to all shareowners entitled to vote at the annual meeting.

ANNUAL MEETING
The 2004 PRA International Annual Meeting will be held on Tuesday, June 21, 2005 at the Hyatt Regency Hotel in Reston, VA. The meeting will begin at 2:00 P.M. local time.

TRANSFER AGENT AND REGISTRAR
Wachovia Bank, N.A.
Equity Services Group, NC1153
1525 West WT Harris Boulevard, 3C3
Charlotte, NC 28262-8522

SAFE HARBOR STATEMENT
Caution Concerning Forward-Looking Statements
This annual report contains forward-looking statements. These are statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "may," "will," and similar expressions describing future events. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties arise from the terminability of one or more large customer contracts, cost overruns on fixed fee contracts, exchange rate fluctuations, effectiveness of our information technology infrastructure, competition from other businesses in our industry and our ability to recruit and retain effective senior management and other personnel. We describe these risks, uncertainties, and other considerations in the "Risk Factors" contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.


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PRA INTERNATIONAL
12120 SUNSET HILLS ROAD
SUITE 600
RESTON, VA 20190
USA

WWW.PRAINTERNATIONAL.COM